Exhibit 99.1

OPC ENERGY LTD.
Report of the Board of Directors regarding the Company’s Matters for the six‑month and three‑month periods ended June 30, 2024

The Board of Directors of OPC Energy Ltd. (hereinafter – “the Company”) is pleased to present herein the Report of the Board of Directors regarding the activities of the Company and its investee companies (hereinafter together – “the Group”), as at June 30, 2024 and for the six‑month and three‑month periods then ended (the Period of the Report”).

Except for the data reviewed in the Company’s interim consolidated financial statements as at June 30, 2024 (hereinafter – “the Interim Statements”) that is included in this report below, the data appearing in the Report of the Board of Directors has not been audited or reviewed by the Company’s auditing CPAs.

This Report of the Board of Directors is submitted on the assumption that the interim reports and all parts of the Company’s Periodic Report for 2023, which was published on March 12, 2024 (Reference No.: 2024‑01‑021301) (“the Periodic Report for 2023”), are before the reader and references to the Company’s reports include the information presented therein by means of reference.

OPC Energy Ltd.
Report of the Board of Directors

1.	Executive Summary[1]

Main financial parameters (in millions of shekels)

		For the			For the
		Six Months Ended			Three Months Ended
		June 30			June 30
		2024	2023	%	2024	2023	%

Consolidated	Adjusted EBITDA after
	proportionate consolidation	583	434	34%	238	159	50%
	Net income (loss)	(12)	39	(131)%	(27)	(40)	33%
	Adjusted net income (loss)	(4)	66	(106)%	(30)	(37)	19%
	FFO	307	278	10%	37	81	(54)%
Israel	Adjusted EBITDA	286	210	36%	116	92	26%
	FFO	218	169	29%	9	28	(68)%
U.S.	Adjusted EBITDA after
	proportionate consolidation	305	237	29%	127	73	74%
	FFO	144	156	(8)%	54	49	10%
	Adjusted EBITDA after
	proportionate consolidation –
	energy transition	288	268	7%	109	87	25%
	Adjusted EBITDA –
	renewable energies	63	19	232%	35	12	192%

*
Adjusted EBITDA, adjusted EBITDA after proportionate consolidation, adjusted net income and FFO are not recognized in accordance with IFRS – for definitions and the manner of their calculation – see Sections 4A and 4B to the Report of the Board of Directors for 2023 and Section 4A below.

[1]
The Executive Summary below is presented solely for convenience and it is not a substitute for reading the full detail (including with reference to the matters referred to in the Summary) as stated in this report with all its parts (including warnings relating to “forward‑looking” information as it is defined in the Securities Law, 1968 (“the Securities Law”) definitions or explanations with respect to the indices for measurement of the results and including the information included by means of reference, as applicable). This Summary includes estimates, plans and assessment of the Company, which constitute “forward‑looking” information regarding which there is no certainty it will materialize and the readers are directed to the detail presented in this report below.

OPC Energy Ltd.
Report of the Board of Directors
1.	Executive Summary (Cont.)

Main developments in the second quarter and thereafter

Israel
Increase of 26% in the adjusted EBITDA compared with the corresponding quarter last year

Win in the Ramat Beka 2 tender – in June 2024, the Group won an additional tender of Israel Lands Authority for two sites located adjacent to the sites of the first Ramat Beka project, for an aggregate consideration of about NIS 890 million.

As at the approval date of the report, if the win is realized, the Company intends to advance a consolidated project that will amount to about 505 megawatts, plus storage capability with an estimated cumulative capacity of about 2,760 megawatts per hour on the sites of the prior tender and the present tender. See also Section 6A(1) of the report.

Refinancing in Israel – in August 2024, OPC Holdings Israel signed two bank financing agreements, with an aggregate scope of NIS 1.65 billion, which were used mainly for purposes of early repayment of the project financing of the Zomet and Gat power plants. See also Note 7A(2) to the interim statements.

Government Decision with respect to Hadera 2 project – in April 2024, the government of Israel rejected for plan for construction of a power plant in land located adjacent to the Hadera power plant. The Group has submitted a petition to the High Court of Justice, which as at the approval date of the report is pending.

U.S.
Increase of about 74% in adjusted EBITDA after proportionate consolidation compared with the corresponding quarter last year.

Signing of an investment agreement in the area of renewable energy in the U.S. – in August 2024, an investment agreement was signed with Harrison Street, a U.S. private equity fund in the area of infrastructures, whereby the fund will invest an aggregate amount $300 million in exchange for 33.3% of the ordinary rights in CPV’s renewable‑energy activities. The transaction reflects a value for the said activities “before the money” of $600 million. Completion of the transaction is expected to take place within about 3 months. See also Note 10J to the interim statements.

Undertaking in acquisition agreement and a memorandum of understanding regarding increase in the holdings in the Shore and Maryland power plants in the area of Energy Transition in the U.S. – in July 2024, the CPV Group signed a non‑binding memorandum of understanding and a binding agreement for acquisition, cumulatively, of significant holdings in the Shore and Maryland power plants.

The total amount required in connection with the transactions, including as a result of their closing (if closed) is expected to amount to about $210 million – $240 million[1]. As at the approval date of the report, completion of the transactions is expected to take place in the second half of 2024. See also Section 10C below.

Availability tenders in the PJM market for the period July 2025 through June 2026 – in July 2024, the results of tenders for availability prices in PJM were published, with a significant increase in the prices to about $270 per megawatt per day. In CPV’s estimation, the additional to its revenues from availability of the power plants active in the PJM market is estimated at about $54 million for the period of the tender. See also Section 3.3J below.

[2]	Including the expected amount in connection with reduction of the leverage in respect of the holdings being acquired in one of the projects.

OPC Energy Ltd.
Report of the Board of Directors
1.	Executive Summary (Cont.)

U.S. (Cont.)
Start of construction of the Rogue’s Wind project (wind‑energy power plant with a capacity of 114 megawatts located in Pennsylvania) – in August 2024 a Work Commencement Order was issued for construction of the Rogue’s Wind project. See also Section 6A(2) below.

Refinancing of Towantic – in June 2024, Towantic signed a refinancing agreement. See also Section 9 below.

Refinancing Fairview – in August 2024, Fairview completed a refinancing transaction. See also Section 9 below.

Group headquarters	Raising of capital – in July 2024, the Company completed raising of capital, in the amount of about NIS 800 million.

Credit rating – in July 2024, S&P Maalot reconfirmed the credit rating of the Company and its debentures at the level of ilA– and updated the rating outlook from negative to stable.

Portfolio of about 10 GW and about 1.4 GWh of storage (for details – see Section 6 below)

United States (*)

Natural Gas
Renewable Energy
Natural Gas With Carbon Capture Potential
8.1
0.5
1.4
0.3
1.3
1.3
3.3
1.3
5.4
1.4
Operating
Construction
Advanced development
Early development
Total

(*)
The above chart does not include increase in the holdings in the Shore and Maryland power plants and the investment agreement in the renewable‑energy area, which as at the approval date of the report had not yet been signed and/or completed.

In addition, the CPV Group has additional projects in the area of carbon capture potential with a scope about 5GW in initial development stages.

OPC Energy Ltd.
Report of the Board of Directors
Israel

(**)
The early development does not include the Hadera 2 project, with a capacity of above‑mentioned 850 megawatts, in light of the Government’s decision to reject the plan, as stated in Section 10A below. In addition, the development backlog does not include the Ramat Beka 2 project, since as at the approval date of the report the win in tender had not yet occurred, as stated in Section 6 below.

That stated with respect to the development stages, capacities and expectations regarding construction of the development projects constitutes “forward‑looking” information as it is defined in the Securities Law, which is based on the Company’s estimates at the date of the report and regarding which there is no certainty they will be realized. Ultimately, there could be changes in the characteristics of the projects and/or delays due to regulatory and/or operating factors and/or realization of one or more of the risk factors to which the Company is exposed, as stated in Part A of the Periodic Report for 2023. Advancement of the development projects is subject to the discretion of the Company’s competent organs and existence (fulfillment) of additional conditions, as stated in Part A of the Periodic Report for 2023.

2.	Brief description of the areas of activity

The Company is a public company the securities of which are listed for trade on the Tel Aviv Stock Exchange Ltd. (hereinafter – “the Stock Exchange”).

For details regarding the Group’s activity segments in the period of the report – see Part 2 of the Report of the Board of Directors that is included in the Periodic Report for 2023 (“Report of the Board of Directors for 2023”) and Note 27 to the annual financial statements.

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Business Environment

3.1	General

A.
Macro‑economic environment (particularly inflation and interest) – for details regarding the business environment and the macro‑economic situation in which the Group companies operate, significant changes that occurred in 2022–2023 and the impact thereof on the Group’s activities – see Section 3.1A of the Report of the Board of Directors for 2023.

In the first half of 2024, the interest rate in the U.S. remained unchanged. In addition, in the interest‑rate decision made in July 2024 the interest rate once again remain unchanged at the level of 5.5%, where based on the estimates published by the U.S. Federal Reserve Bank during 2024, one rate reduction of 0.25% is expected. In Israel, in the January 2024 interest decision Bank of Israel decided to reduce the interest rate to 4.5% while in the other interest‑rate decisions there was no change, where according to the forecasts published by Bank of Israel, the interest rate will gradually decline in 2024 and will stabilize in the second quarter of 2025 in the range of 4% to 4.25%.

Set forth below is data with reference to the currency exchange rate, Consumer Price Index (CPI) in Israel and in the U.S. the interest rates of Bank of Israel and the interest rates of the Fed in U.S.:

	2024	2023	Change

Dollar/shekel exchange rate*
At the end of the prior year	3.627	3.519	3.1%
At June 30	3.759	3.700	1.6%
At March 31	3.681	3.615	1.8%
Average January– June	3.694	3.590	2.9%
Average April– June	3.725	3.649	2.1%

*	The dollar/shekel exchange rate shortly before the approval date of the report (on August 16, 2024, is 3.683.

			Bank of
			Israel	Federal
	Israeli	U.S.	interest	interest
	CPI	CPI	rate	rate

At August 14, 2024	114.2	314.5	4.5%	5.25%–5.50%
At June 30, 2024	113.4	314.1	4.5%	5.25%–5.50%
At March 31, 2024	111.6	310.3	4.5%	5.25%–5.50%
At December 31, 2023	111.3	307.1	4.75%	5.25%–5.50%
At June 30, 2023	110.3	304.1	4.75%	5.00%–5.25%
At March 31, 2023	108.9	300.84	4.25%	4.75%-5.00%
At December 31, 2022	107.7	297.7	3.25%	4.25%–4.50%
Change in the first half of 2024	1.9%	2.3%	(0.25)%	0%
Change in the first half of 2023	2.5%	2.1%	1.5%	0.75%
Change in the second quarter of 2024	1.6%	1.2%	0%	0%
Change in the second quarter of 2023	1.4%	1.1%	0.5%	0.25%

For details regarding credit linked to the CPI or to prime – see Section 9B of the Report of the Board of Directors for 2023, and that stated in Note 7A(2) to the interim statements. For additional details regarding impacts of the changes in the macro‑economic environment on the results of the Group’s activities – see Section 11 of the Report of the Board of Directors for 2023

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Business Environment (Cont.)

3.1	General (Cont.)

B.
Domestic and geopolitical instability in the defense (security) situation in Israel – 2023 was characterized by significant instability against the background of internal domestic events and geopolitical defense (security) matters as stated in the Report of the Board of Directors for 2023. As at the approval date of this report, the war that broke out on October 7, 2023 is still ongoing, including increased combat activities and defense (security) tension in additional areas. In this regard, it is noted that against the background of the War and the geo‑political defense (security) instability, in April 2024, the State of Israel withstood an air strike of missiles from Iran. The war and the security situation led to impacts and restrictions on the Israeli economy that include, among other things and based on the actual situation, reduction of economic activities, a large call for military reserves duty (soldiers), limitations on gatherings in work places and public areas, restrictions on carrying on classes in the educational system, temporary closing of air traffic routs, etc. As at the approval date of the report, most of the said restrictions had been gradually relaxed, according to the security situation existing in the State and the relevant combat areas

In addition, as at the approval date of the report the War has had external (consequential) impacts including, among others, interruptions in the marine routes to Israel due to attacks on commercial and supply ships and a significant cutback of the activities of the foreign airline companies in Israel. These impacts could have an adverse impact on the arrival of equipment and foreign teams to Israel (including equipment and teams required for purposes of maintenance and construction of the Group’s activity sites in Israel) and the time schedules for their arrival.

Furthermore, as at the approval date of the report the War could impact Israel’s foreign relations which, in turn, could also impact the State’s economic situation. The said events involve significant uncertainty and could impact the macro‑economic environment, including a negative impact on the strength of the Israeli economy and the financial position of the State of Israel, including possible unfavorable changes in Israel’s credit rating (as at the approval date of the report, certain rating companies reduced the credit rating of Israel) and of the Israeli financial institutions, particularly the Israeli banking system (as at the approval date of the report, certain rating companies reduced the credit rating of some of the Israeli banks), adversely affect investments in the Israeli economy and trigger a removal of money and investments from Israel, increase the costs of the financing sources in Israel, cause a weakening of the exchange rate of the shekel against the other currencies (particularly the dollar), harm the activities of the business sector and create instability in the Israeli capital market (including increased volatility, falling prices of traded securities, and limited liquidity and accessibility). Also, the possible impacts of the War, including events such as the Iranian attack, could impact the possibility of acquiring insurance policies covering war and terrorist risks to the Group’s assets in Israel or a significant worsening of the terms of these policies. As at the approval date of the report, the Company had renewed the said insurance policies in Israel up to May 31, 2025. To the extent the above estimates materialize, wholly or partly, or in a case of a worsening of the security situation, this could negatively impact the Company’s activities and the activities of the Company’s customers and suppliers in Israel (including physical harm or curtailment of activities) and could also negatively impact the results of the Company’s activities and the availability and cost of the capital and financing sources that are required by the Company, mainly for purposes of supporting its continued business growth. As at the approval date of the report, there is no certainty regarding the duration or extent of the impact of these items. For details regarding the significance of the War on the Group’s business activities and results – see Section 13, below.

C.	Global events and broad impacts on raw‑material prices and the supply chain – for details – see Section 3.1C of the Report of the Board of Directors for 2023.

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Business Environment (Cont.)

3.2	Activities in Israel

D.
Update of the electricity tariffs – on February 1, 2024, the annual update to the tariff for 2024 for electricity consumers of Israel Electric Company entered into effect. Pursuant to the decision, the generation component was updated to NIS 0.3007 per kilowatt hour, a decrease of 1.1% compared with the generation component at the end of 2023 – this being mainly due to the surplus receipts expected from sale of the Eshkol power plant, which led to a reduction in the generation sector. In addition, as part of the said tariff update decision, it was noted that pursuant to the decision designation of the receipts from sale of Eshkol was determined – the surplus receipts from the sale will first be used to cover expenses incurred during the war, including costs of diesel oil, and only thereafter will the surplus receipts be used to cover non‑recurring past expenses.

Set forth below is data regarding the annual weighted‑average generation component (the prices are denominated in agurot per kilowatt hours):

Period	2024	2023	Change

January–June average	30.12	30.66	(1.8)%
April–June average	30.07	30.39	(1.1)%

It is noted that the results of the Group’s activities in Israel are materially impacted by changes in the electricity generation component tariff, in such a manner that an increase in the electricity generation component has a positive impact on the Group’s result, and vice‑versa.

E.
Supplementary arrangements and granting of a supply license to Rotem – further to that stated in Section 3.2E of the Report of the Board of Directors for 2023 regarding a proposed decision regarding the matter of supplementary arrangements and imposition of certain covenants on Rotem (“the Hearing”), on March 13, 2024 a decision of the Electricity Authority was announced further to the Hearing (“the Decision”). In general, the arrangements in the Decision are not significantly different than the arrangements included in the Hearing, which include, among other things, imposition of certain covenants on Rotem, including with respect to the matter of deviations from the consumption plans and the market model, along with provision of a supply license to Rotem, this being against the background of the intention of the Electricity Authority to consolidate in many respects the regulation applicable to Rotem with that of other bilateral electricity generators, and thus, to permit Rotem to operate in the energy market in a manner similar and equal to the said generators. The Decision entered into effect on July 1, 2024 and for the period covering Rotem’s generation license. For additional details – see Section 7.3.18.5 of Part A of the Periodic Report for 2023.

F.
Decision regarding the matter of “smart meters” – pursuant to the decision of the Electricity Authority, which entered into effect on July 1, 2024 with respect to virtual suppliers (which do not have means of generation) and will enter into effect on November 1, 2024 with respect to conventional suppliers (which have means of generation, such as the Company) it will be possible to assign household consumers with no smart meter to private transactions based on a normative consumption model of a household consumer. The Decision permits the Company to increase the diversity of its customers by means of selling electricity directly and/or indirectly to all households.

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Business Environment (Cont.)

3.2	Activities in Israel (Cont.)

G.
Public call regarding bilateral market regulation for generation facilities in the transmission network – on April 17, 2024, the Electricity Authority published a public call with respect to principles for a bilateral market regulation for generation facilities in the transmission network. Pursuant to the public call, the Electricity Authority is considering determination of a regulation whereby facilities for generation of renewable energy and storage facilities that are connected to the transmission network will be permitted to sell the electricity generated in bilateral transactions pursuant to a mechanism whereby the generator will sign a deal with a virtual supplier for sale of availability, which will convey the supplier a right to acquire energy from the network at the market price, in a capacity that will conform to the facility’s technology through use of a “conformance coefficient”, as detailed in the public call, in every year up to the amount of the capacity stated in the availability certificate it acquired from the generator, and the generator will commit to operate in accordance with the market model. In addition, the supplier and the generator will sign a financial hedging transaction covering the energy generated in the facility. According to the public call, in the first stage it will apply solely to generation facilities using renewable energy, including with integrated storage, and to independent storage facilities that are connected to the transmission network, provided that certain conditions specified in the public call have been met. It is noted that the Ramat Beka solar project that is being developed by the Company (including in connection with the additional win if realized), might operate under this regulation, to the extent it is actually advanced and subject to the final regulations that will be determined (if any).

H.
Additional information regarding the renewable energy activities in Israel – as part of the Company’s strategy to expand its activities in the generation and supply sector utilizing renewable sources in Israel, as stated in Section 7.9 of Part A of the Annual Report for 2023, the Company engages in and/or attempts to engage in transactions for acquisition of rights in renewable energy projects in Israel (particularly solar and/or storage) and/or acquisition of rights in lands designated for projects as stated, including as part of projects in the framework of joint ventures with holders of rights in projects or lands as stated.

As at the approval date of the report, there is no certainty regarding the scope of the Company’s undertakings in transactions as stated and/or execution of projects as stated if they are advanced by the Company based on its said activities (the completion of which is subject to fulfillment of various conditions, including completion of development, planning, licensing and financing processes similar to projects of this type that are in the development stages).

For additional details regarding developments of the Group’s activities in Israel – see Section 6 below.

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S.

I.	Electricity and natural gas prices

The results of the activities of the CPV Group are impacted to a significant extent by the electricity prices in effect in the areas in which the Group’s power plants operate. The main factors impacting the electricity prices are demand for electricity, available generation capacity (supply) and the natural gas price in the area in which the power plant operates.

With respect to the area of “energy transition” activities, in general, the natural gas price is significant in determination of the price of the electricity in most of the regions in which the power plants of the CPV Group operate that are powered by natural gas. For the most part, in the existing production mix, over time, to the extent the natural‑gas prices are higher, the marginal energy prices will also be higher, and will have a positive impact on the energy margins of the CPV Group due to the high efficiency of the power plants it owns compared with other power plants operating in the relevant activity markets (the impact could be different between the projects taking into account their characteristics and the area (region) in which they are located).

Electricity prices

The following table summarizes the average electricity prices in each of the main regions in which the power plants in the area of energy transition activities of the CPV Group are active (the prices are denominated in dollars per megawatt hour)*:

	For the			For the
	Six Months Ended			Three Months Ended
Region	June 30			June 30
(Power Plant)	2024	2023	Change	2024	2023	Change

PJM West (Shore, Maryland)	31.72	31.29	1%	30.83	29.47	5%
PJM AEP Dayton (Fairview)	29.10	30.04	(3)%	28.63	29.04	(1)%
New York Zone G (Valley)	34.43	34.57	0%	28.64	27.13	6%
Mass Hub (Towantic)	36.60	39.76	(8)%	29.28	29.07	1%
PJM ComEd (Three Rivers)	24.29	N/A	N/A	22.42	N/A	N/A

*	Based on Day‑Ahead prices as published by the relevant ISO.

It is noted that the actual electricity prices of the power plants of the CPV Group could be higher or lower than the regional price shown in the above table due to the existence of a Power Basis (the difference between the power plant’s specific electricity price and the regional price). The Power Basis is a function of transport pressures, local cost of electricity generation, local demand for electricity, losses in the transmission lines and additional factors. For details regarding the Power Basis data for 2021–2023 – see Section 3.3H to the Report of the Board of Directors for 2023.

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

I.	Electricity and natural gas prices (Cont.)

The moderate changes in the electricity prices in the period of the report and in the second quarter compared with the corresponding periods last year stem mainly from relatively moderate changes the decline in the natural gas prices in the activity regions of the CPV Group (except with respect to the Maryland and Towantic power plants), as detailed below. In addition, the said electricity prices are impacted by supply and demand trends in the activity areas of the CPV Group: an increase in the demand for electricity as a result of electrification in the transportation, real estate and industry sectors, and due to the increase in the demand for electricity in the data‑center sector, as a result of the transition to “cloud” and growth in the Artificial Intelligence activities. At the same time, there was a decline in the available capacity as a result of closing of old, inefficient and polluting conventional power plants (mainly coal‑powered power plants), on the one hand, and limited new supply of power plants due to a relatively slow entry rate of renewable energies and a lack of construction of new conventional power plants, on the other hand. For details regarding the EPA regulations relating to carbon emissions – see Section 3K(2), below.

Natural gas prices

Set forth below are the average natural gas in each of the main markets in which the power plants of the CPV Group operate (the prices are denominated in dollars per MMBtu)*:

	For the			For the
	Six Months Ended			Three Months Ended
Region	June 30			June 30
(Power Plant)	2024	2023	Change	2024	2023	Change

Texas Eastern M‑3 (Shore, Valley – 70%)	2.21	2.21	0%	1.53	1.50	2%
Transco Zone 5 North (Maryland)	2.94	2.67	10%	2.27	2.17	5%
Texas Eastern M‑2 (Fairview)	1.72	1.82	(5)%	1.42	1.40	1%
Dominion South Pt (Valley – 30%)	1.66	1.82	(9)%	1.45	1.43	1%
Algonquin City Gate (Towantic)	2.97	3.57	(17)%	1.68	2.02	(17)%
Chicago City Gate (Three Rivers)	2.25	N/A	N/A	1.65	N/A	N/A

* Source: The Day‑Ahead prices at gas Midpoints as reported in Platt’s Gas Daily. It is clarified that the actual gas prices of the power plants of the CPV Group could be significantly different.

In general, in the period of the report and in the second quarter of 2024, there were no significant changes in the natural gas prices compared with the corresponding periods last year. Regarding the Maryland power plant, which is located in the Transco Zone 5 region, which was more resilient with respect to the demand for natural gas in the period of the report, the natural gas prices increased compared with the corresponding period last year.

With respect to the Towantic power plant, the natural gas price remained at relatively low levels due to lower transport costs between Zone 2 Iroquois and the Algonquin City Gate Zone (the area in which the Towantic power plant operates) which strengthened the competition and created downward pressure on the price.

Electricity margin in the operating markets of the CPV Group (Spark Spread)

Spark Spread is the difference between the price of the electricity in the relevant area (zone) and the price of the natural gas (used for generation of the electricity) in the relevant area (zone). The Spark Spread is calculated based on the following formula:

Spark Spread ($/MWh) = price of the electricity ($/MWh) – [the gas price ($/MMBtu) x thermal conversion ratio (MMBtu/MWh)]

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

I.	Electricity and natural gas prices (Cont.)

Electricity margin in the operating markets of the CPV Group (Spark Spread) (Cont.)

Set forth below are the average Spark Spread margins for each of the main markets in the power plants of the CPV Group are operating (the prices are denominated in dollars per megawatt/hour)*:

	For the			For the
	Six Months Ended			Three Months Ended
Region	June 30			June 30
Power Plant[3]	2024	2023	Change	2024	2023	Change

Shore	16.47	16.04	3%	20.27	19.12	6%
Maryland	11.43	12.87	(11)%	15.17	14.50	5%
Valley	20.32	20.13	1%	18.25	16.92	8%
Towantic	17.30	16.56	4%	18.36	15.94	15%
Fairview	17.92	18.21	(2)%	19.40	19.94	(3)%
Three Rivers	9.67	N/A	N/A	11.70	N/A	N/A

*
Based on electricity prices as shown in the above table, with a discount for the thermal conversion ratio (heat rate) of 6.9 MMBtu/MWh for Maryland, Shore and Valley, and a thermal conversion ratio of 6.5 MMBtu/MWh for Three Rivers, Towantic and Fairview. It is clarified that the actual energy margins of the power plants of the CPV Group could be significantly different due to, among other things, the existence of Power Basis and a different breakdown in the scope of the electricity sold in the peak and off‑peak hours in CPV’s power plants and that shown above (which was calculated based on the assumption of generation in all the hours of the 24‑hour period).

In the period of the report and in the second quarter of 2024, generally, there was no significant change in the electricity margins (Spark Spread) compared with the corresponding periods last year. Regarding the Maryland power plant, most the decline in the electricity margin in the period of the report stems from a challenging price environment in the first quarter of 2024, along with the increase in the natural‑gas price and a moderate decline in the electricity price.

Regarding the Towantic power plant, most of the increase in the electricity margin in the period of the report and in the second quarter of 2024, stems from a decline in the natural‑gas prices, as detailed above.

It is noted that the hedging plans of the electricity margins in the power plants of the CPV Group that are powered by natural gas is intended to reduce the fluctuations of the CPV Group’s electricity margin resulting from changes in the natural gas and electricity prices in the energy market (for details regarding agreements hedging of the electricity margin of the CPV Group – see Section 4E below).

For details regarding a forecast of the EOX company of electricity and natural gas prices at the end of the second quarter of 2024 in the activity regions of the CPV Group up to the end of 2024 and for 2025–2026 – see Appendix A below.

[3]	For additional details regarding the energy margin of the CPV Group – see Section 4E below.

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

J.	Capacity revenues

Capacity is a component that is paid by regulatory bodies that manage demand and loads (system operators) for electricity generators, with respect to their ability to generate energy at the required times for purposes of reliability of the system. This revenue component is an additional component, separate and apart from the component based on the energy prices (which is paid in respect of sale of the electricity). Definition of the capacity component, as stated, including entitlement to revenue for seeing to availability of the electricity, including provisions regarding bonus or penalty payments, are governed by the tariffs determined by the FERC of every market. Accordingly, NY‑ISO, PJM and ISO‑NE publish mandatory public tenders for determination of the capacity tariffs. It is noted that, in the nature of things, an increase in the capacity prices favorably impacts CPV’s results, and vice‑versa. The extent of the impact on the overall results changes as a function of the energy margins, which is the most significant component of the gross profit (margin for generation of the electricity and the sale thereof) – this being taking into account that the weight of the capacity component is usually lower than the weight of the energy margin component.

PJM market

In the PJM market, the capacity payments vary between the market’s sub‑regions, as a function of local supply and demand and transmission capabilities.

Set forth below are the capacity tariffs in the sub‑regions that are relevant to the CPV Group’s power plants and in the general market (the prices are denominated in dollars per megawatt per day). It can be seen in the following table that in prior years, generally, the capacity prices have declined from period to period up to a significant reversal in the trend in the last tender for the period from July 2025 through June 2026.

Sub-Region	CPV Plants[4]	2025/2026	2024/2025	2023/2024	2022/2023
PJM RTO		269.92	28.92	34.13	50
PJM COMED	Three Rivers	269.92	28.92	34.13	–
PJM MAAC	Fairview, Maryland, Maple Hill	269.92	49.49	49.49	95.79
PJM EMAAC	Shore	269.92	54.95	49.49	97.86

Source: PJM

[4]	The Three Rivers power plant, which commenced commercial operation in July 2023, is entitled to capacity payments, from this date.

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

J.	Capacity revenues (Cont.)

Results of availability tender in the PJM market for the period from July 2025 through June 2026

In July 2024, PJM published the results of tenders on availability prices for the period from July 2025 through June 2026 – this being after in October 2023, PJM submitted to FERC changes in the format for the availability (capacity) market that entered into effect commencing from the present tender (at this stage for a one‑year period starting from the middle of 2025). The changes include, among others, adjustments to the scope of availability permitted to be sold, examination requirements for generators and adjustment of planning parameters with an increase in the weight of the winter reliability risk parameter.

The significant increase in the availability tariff in the tender, as shown in the above table, relates to, among other things, the forecast of an increase in demand, an increase in the reserves required and a decline in the total supply as a result of demands and a change in the manner of calculating capacities and load capability of the generation sources by PJM. The change in the manner of calculating availability capacities of the power plants caused a decrease in the availability capacity that is provided for sale in most of the power plants operating in the PJM market. The impact of the said change on the power plants of the CPV Group operating in the energy transition area is a decline in the availability capacity provided for sale from about 96% to about 79%. In the estimation of the CPV Group as at the date of the report, the addition to its revenues from availability from all its power plants in the PJM market as at the date of the report, without taking into account the increase in the rates of holdings in the Shore and Maryland power plants, if completed (for details – see Section 10C below), is expected to amount to about $54 million for the period from July 2025 through June 2026 compared with the period from July 2024 through June 20251. The next availability tenders for the period from July 2026 through June 2027 are planned to be held in December 2024.

[5]
That stated in this Section regarding the estimate of the CPV Group constitutes “forward‑looking” information as it is defined in the Securities Law, regarding which there is no certainty it will be realized. Ultimately, the revenues of the CPV Group from availability could be different (even significantly) as a result of, among other things, regulatory changes (including appeal processes or other processes in the PJM market or as part of other municipal authorities), operating factors, changes in the business environment and/or the occurrence of one or more of the risk factors to which the CPV Group is exposed.

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

J.	Capacity revenues (Cont.)

NYISO market

Similar to the PJM market, in the NYISO market capacity payments are made in the framework of a central mechanism for acquisition of capacity. In the NYISO market, there are a number of submarkets, wherein there could be various capacity demands as a function of local supply and demand and transmission capability. NYISO makes seasonal tenders in every spring for the upcoming summer (the months of May through October) and in the fall for the upcoming winter (the months of November through April). In addition, there are supplemental monthly tenders for the balance of the capacity not sold in the seasonal tenders. The power plants are permitted to assure the capacity tariffs in the seasonal tender, the monthly tender or through bilateral sales.

Set forth below are the capacity prices determined in the seasonal tenders in NYISO market, the capacity prices rose compared with prior periods – this being mainly due to exit from the system of power plants and an anticipated increase in demand (the prices are denominated in dollars per megawatt per day):

Sub-Area	CPV Plants	Summer 2024	Winter 2023/2024	Summer 2023
NYISO Rest of the Market	–	168.91	127.25	153.26
Lower Hudson Valley	Valley	168.91	128.90	164.35

Source: NYISO – the Company’s processing in order to convert from dollars for kilowatt per month to dollars for megawatt per day.

It is noted that the Valley power plant is located in Area G (Lower Hudson Valley) and the actual capacity prices for the Valley power plants are impacted by the seasonal tenders, the monthly tenders and the SPOT prices, with variable capacity prices every month, as well as bilateral agreements with energy suppliers in the market.

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

J.	Capacity revenues (Cont.)

ISO‑NE market

The Towantic power plant, which operates in this market, participated for the first time in a capacity tender for 2018–2019 at a price of $313.97 MW/day and determination of the tariff for seven years in respect of 725 megawatts linked to the Handy Whtiman Price Index, which will apply up to May 2025.

Similar to the PJM market, in the ISO‑NE market capacity payments are made as part of a central mechanism for acquisition of capacity. In the ISO‑NE market, there are a number of submarkets, in which there should be capacity requirements that differ as a function of local supply and demand and transport capacity. ISO‑NE executes forward tenders for a period of one year, commencing from June 1, three years from the year of the tender. In addition, there are supplementary monthly and annual tenders for the balance of the capacity not sold in the forward tenders. The power plants are permitted to guarantee the capacity payments in the forward tenders, the supplementary tenders or through bilateral sales.

Set forth below are the capacity payments determined in the sub‑regions that are relevant to the Towantic power plant (the prices are denominated in dollars per megawatt per day):

Sub-Region	CPV Power Plants	2027/2028	2026/2027	2025/2026
ISO-NE Rest of the Market	Towantic	117.70	85.15	85.15

Source: NE‑ISO – the Company’s processing in order to convert from dollars for kilowatt per month to dollars for megawatt per day.

It is noted that the actual availability prices for the Towantic power plant are impacted by forward tenders, supplementary annual tenders, monthly tenders with capacity prices that change every month and bilaterial agreements with energy suppliers in the market.

K.	Additional information regarding the activities in the U.S.

1.
Further to that stated in Section 17.1 of Part A of the Periodic Report for 2023, as part of the activities of the CPV Group to strengthen its position as a significant player in the energy transition area through, among other things, holding and managing effective and reliable conventional means (natural gas), which will support the rising demand for electricity in the U.S., the CPV Group is examining business possibilities/opportunities with respect to increasing its holdings in certain of the power plants it holds, subject to formulation of appropriate terms with the other holders in the said power plants. For details regarding undertakings of the CPV Group signed in July 2024 for acquisition of additional rights in the Shore and Maryland power plants – see Section 10C below. As at the date of the report, there is no certainty that these activities and/or additional similar activities will be executed and/or will come to fruition.

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

K.	Additional information regarding the activities in the U.S. (Cont.)

2.
Further to that stated in Section 8.1.4 of Part A of the Periodic Report for 2023, in April 2024 the U.S. EPA (Environmental Protection Agency) published final emissions’ regulations in the framework of the Clean Air Act. Pursuant to the new rules, up to January 1, 2032, a reduction of emissions will be required at a carbon‑capture rate of 90% for coal‑fired generation facilities that are expected to operate after 2039 and new baseload natural gas-fired power plants (that were not under construction as at May 2023). Less stringent requirements were provided for, among other things, existing coal‑fired generation facilities that integrate natural‑gas fired generation that are expected to discontinue their operations prior to 2039. For new gas turbines, the regulations require that full baseload (as defined) generation through use of natural gas combustion will be executed with maximum utilization of efficient technologies in order to limit emissions to no more than 800 lbs. CO2/MWh-gross until January 1, 2032 and thereafter a reduction to 100 lbs. CO2/MWh-gross via 90% carbon capture or co-firing with hydrogen. Efficiency requirements and reduced emission restrictions were provided with respect to gas turbines that generate at a partial baseload or a low baseload. The various states have two years to develop compliance plans for the existing coal plants but compliance for new natural gas plants (the construction of which started after 2023) is immediate. In July 2024, the U.S. Appeals Court rejected a request for an injunctive order filed by several state Attorneys General with respect to the new regulations, which is intended to stay their enforcement.

The development portfolio of the CPV Group, which includes wind energy and solar projects, with a scope of more than 4.6 gigawatts, and natural gas projects with carbon capture potential with a scope of about 6.3 gigawatts, is expected to benefit from a significant tailwind due the regulation, to the extent it is implemented in the manner it was published (or at all). In addition, in the estimation of the CPV Group its active natural‑gas powered power plants are expected to have a significant competitive advantage under the said regulation in light of their high level of efficiency along with entry barriers that are expected to be created in the market for construction of new natural‑gas powered power plants.

As at the approval date of the report, there is no certainty regarding the actual impacts of the said new regulation on the market and on the CPV Group, and the matter depends on, among other things, the policies and the manner of implementation of the rules (in whole or in part) by the relevant electricity authorities and entities, as they will be from time to time, and/or on legal proceedings in connection therewith.

For additional details regarding developments of the Group’s activities in the U.S. – see Section 6.

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the Six Months Ended June 30, 2024 (in millions of NIS)

The Group’s activities in Israel and the United States are subject to seasonal fluctuations.

In Israel, the TAOZ tariffs are supervised (controlled) and published by the Electricity Authority. Generally, the electricity tariffs in Israel in the summer and the winter are higher than those in the transition seasons. It is noted that acquisition of the gas, which constitutes the main cost in this activity area, is not impacted by seasonality of the TAOZ (or the demand hours’ brackets).

In the United States, the electricity tariffs are not supervised (controlled) and are impacted by the demand for electricity, which is generally high in periods in which the weather is cold or hot compared with the average (generally in the summer and the winter seasons) and they are materially impacted by the natural gas prices, which are usually higher in the winter compared with the annual average and depending on the weather. In addition, in connection with renewable energy projects, in wind projects the wind speeds tend to be higher in the winter and lower in the summer, whereas in solar projects the radiation from the sun tends to be higher in the spring and summer months and lower in the fall and winter months.

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the Six Months Ended June 30, 2024 (in millions of NIS) (Cont.)

A.	Statement of income[6]

	For the Six Months Ended
Section	June 30
	2024	2023

Revenues from sales and provision of services (1)	1,311	1,120
Cost of sales and provision of services (without depreciation and amortization) (2)	(911)	(834)
Depreciation and amortization	(155)	(110)
Gross profit	245	176
Administrative and general expenses	(119)	(117)
Share in earnings of associated companies	86	100
Business development expenses	(22)	(30)
Compensation for lost revenues	26	–
Other expenses, net	(52)	(5)
Operating income	164	124
Financing expenses, net	(149)	(73)
Income before taxes on income	15	51
Taxes on income expenses	(27)	(12)
Net income (loss) for the period	(12)	39
Adjustments	8	27
Adjusted net income (loss) for the period[7]	(4)	66

Attributable to:
The Company’s shareholders	7	58
Holders of non‑controlling interests	(11)	8

[6]	The results of the associated companies in the U.S. (mainly in the Energy Transition segment) are presented in the category “Company’s share in earnings of associated companies”.
[7]
Adjusted net income or loss – net income or loss in accordance with IFRS plus or minus the adjustments detailed in Section G below. It is emphasized that “adjusted income or loss” as stated in this report is not a recognized data item that is recognized under IFRS or under any other set of generally accepted accounting principles as an index for measuring financial performance and should not be considered as a substitute for income or loss or other terms provided in accordance with IFRS. It is possible that the Company’s definitions of “adjusted income or loss” are different than those used by other companies. Nonetheless, the Company believes that the “adjusted income or loss” provides information that is useful to management and investors by means of eliminating certain line items (categories) that do not constitute an indication of the Company’s ongoing business activities.

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the Six Months Ended June 30, 2024 (in millions of NIS) (Cont.)

A.	Statement of income (Cont.)

(1)	Changes in revenues:

Revenues	For the Six		Board’s Explanations
	Months Ended
	June 30
	2024	2023
Revenues in Israel
Revenues from sale of energy to private customers	605	624
Revenues from sale of energy to the System Operator and to other suppliers	96	45	Most of the increase, in the amount of about NIS 64 million, stems from the commercial operation of Zomet at the end of the second quarter of 2023.
Revenues in respect of capacity payments	88	–	Most of the increase stems from the commercial operation of Zomet at the end of the second quarter of 2023.
Revenues from sale of energy at cogeneration tariff	25	20
Revenues from sale of steam	30	31
Other revenues	23	43
Most of the decline derives from sales of electricity recognized in the corresponding period last year, in the amount of about NIS 26 million, from the Zomet power plant prior to the commercial operation at the end of June 2023.

Total revenues from sale of energy and others in Israel (without infrastructure services)	867	763
Revenues from private customers in respect of infrastructure services	207	235
Total revenues in Israel	1,074	998

Revenues in the U.S.
Revenues from sale of electricity from renewable energy	125	60
The increase derives mainly from the first‑time consolidation of the Mountain Wind project starting from the second quarter of 2023 and the commercial operation of the Maple Hill and Stagecoach projects starting from the fourth quarter of 2023 and the second quarter of 2024, respectively.

Revenues from provision of services (as part of the other segment) and other revenues	112	62	The increase stems mainly from an increase in the scope of sale of electricity from renewable sources (retail) to commercial customers.
Total revenues in the U.S.	237	122

Total revenues	1,311	1,120

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the Six Months Ended June 30, 2024 (in millions of NIS) (Cont.)

A.	Statement of income (Cont.)

(2)	Changes in the cost of sales and provision of services (not including depreciation and amortization):

Cost of Sales and Provision of Services	For the Six Months Ended		Board’s Explanations
	June 30
	2024	2023
Cost of sales in Israel
Natural gas and diesel oil	331	286
The increase stems mainly from the first‑time consolidation of Gat starting from the second quarter of 2023 and the commercial operation of Zomet starting from the end of the second quarter of 2023, in the aggregate amount of about NIS 72 million, and an increase in the natural gas tariff as a result of an increase in the shekel/dollar exchange rate, in the amount of about NIS 8 million. In addition, there was an increase of about NIS 18 million, as described in Note 28C(3) to the annual financial statements. On the other hand, there was a decrease of about NIS 27 million, deriving from a decrease in the quantity of the gas consumed against the background of maintenance work at the Rotem power plant in the first quarter of 2024 and a decrease, in the amount of about NIS 29 million, due to entry of the Energean agreement into effect commencing from the second quarter of 2023, and a decrease in the gas tariff deriving from a decline in the generation tariff.

Expenses in respect of acquisition of energy	117	126
Cost of transmission of gas	28	16	The increase stems mainly from the first‑time consolidation of Gat, starting from the second quarter of 2023 and the commercial operation of Zomet starting from the end of the second quarter of 2023.
Salaries and related expenses	21	14
Operating expenses	57	30	The increase stems mainly from the first‑time consolidation of Gat commencing from the second quarter of 2023 and the commercial operation of Zomet starting from the end second quarter of 2023.
Other expenses	18	56
Most of the decrease stems from the fact that in the corresponding period last year, pre‑commercial operation natural gas and other expenses were recorded in the Zomet power plant at the end of June 2023.

Total cost of sales in Israel without infrastructure services	572	528
Expenses in respect of infrastructure services	207	235
Total cost of sales in Israel	779	763

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the Six Months Ended June 30, 2024 (in millions of NIS) (Cont.)

A.	Statement of income (Cont.)

(2)	Changes in the cost of sales and provision of services (not including depreciation and amortization): (Cont.)

Cost of sales and services in the U.S.
Cost of sales in respect of sale of electricity from renewable energy	42	20	The increase stems mainly from the commercial operation of the Maple Hill and Stagecoach projects and the first‑time consolidation of the Mountain Wind project.
Cost in respect provision of services (as part of the “others” segment) and other costs	90	51	The increase stems mainly from an increase in the scope of sale of electricity from renewable sources (retail) to commercial customers.
Total cost of sales and provision of services in the U.S.	132	71
Total cost of sales and provision of services	911	834

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the Six Months Ended June 30, 2024 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after service of the project debt

For details regarding “EBITDA indices”, “EBITDA after adjusted proportionate consolidation”, “FFO” and “net cash flows after service of the project debt” – see Section 4B to the Report of the Board of Directors for 2023.

The said indices are not recognized in accordance with International Financial Reporting Standards (IFRS) as indices for measurement of financial performances and are not intended to be considered a replacement for gross profit or loss and operating income, cash flows from operation activities or other terms relating to operating performances or liquidity indices in accordance with IFRS.

EBITDA calculations, including adjusted EBITDA after proportionate consolidation (in millions of NIS):

	For the
	Six Months Ended
	June 30
	2024	2023

Revenues from sales and provision of services	1,311	1,120
Cost of sales (without depreciation and amortization)	(911)	(834)
Administrative and general expenses (without depreciation and amortization)	(112)	(110)
Business development expenses	(22)	(30)
Share in income of associated companies	86	100
Compensation for lost revenues	26	–
Consolidated EBITDA	378	246
Elimination of the share in income of associated companies	(86)	(100)
Addition of the share of Group in proportionate EBITDA of associated companies (1)	281	254
EBITDA after proportionate consolidation	573	400
Adjustments for consolidated companies (see detail in Section G below)	–	18
Adjustments for associated companies (see detail in Section G below) (1)	10	16
Adjusted EBITDA after proportionate consolidation	583	434

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the Six Months Ended June 30, 2024 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after service of the project debt (Cont.)

(1)	Calculation of the Group’s share in the proportionate EBITDA of associated companies (in millions of NIS):

For the six months ended June 30, 2024	Fairview	Towantic	Maryland	Shore*	Valley	Three Rivers	Total

Revenues from sales of energy	102	93	67	76	168	26	532
Cost of natural gas	47	46	36	43	69	18	259
Carbon emissions tax (RGGI)**	–	16	11	22	35	–	84
Cost of sales – other expenses (without depreciation and amortization)	1	2	3	3	3	1	13
Gain on realization of transactions hedging the electricity margins	15	3	8	8	39	11	84
Net energy margin	69	32	25	16	100	18	260
Revenues from capacity payments	8	56	6	9	29	2	110
Other income	2	4	3	3	1	1	14
Gross profit	79	92	34	28	130	21	384
Fixed costs (without depreciation and amortization)	5	10	9	15	34	6	79
Administrative and general expenses (without depreciation and amortization)	2	2	2	3	4	1	14
Group’s share in proportionate adjusted EBITDA of associated companies	72	80	23	10	92	14	291

For the six months ended June 30, 2023	Fairview	Towantic	Maryland	Shore*	Valley	Three Rivers	Total

Revenues from sales of energy	107	95	72	53	124	–	451
Cost of natural gas	50	58	40	32	56	–	236
Carbon emissions tax (RGGI)**	–	12	10	9	18	–	49
Cost of sales – other expenses (without depreciation and amortization)	1	2	4	3	3	–	13
Gain on realization of transactions hedging the electricity margins	24	(2)	3	1	52	–	78
Net energy margin	80	21	21	10	99	–	231
Revenues from capacity payments	15	49	10	16	25	–	115
Other income	2	4	2	2	1	–	11
Gross profit	97	74	33	28	125	–	357
Fixed costs (without depreciation and amortization)	5	9	9	16	36	–	75
Administrative and general expenses (without depreciation and amortization)	2	2	2	2	4	–	12
Group’s share in proportionate adjusted EBITDA of associated companies	90	63	22	10	85	–	270

*
At the Shore power plant – gas transport costs (totaling in the first quarter of 2024 and 2023 about NIS 11 million) that are classified in accordance with IFRS 16 as depreciation expenses and, accordingly, are not included in the adjusted EBITDA.

**
It is noted that as at the approval date of the report, in Pennsylvania RGGI is not imposed. For details regarding a legal proceeding underway regarding the matter and possible implications of imposition of RGGI on costs of the Fairview power plant and the electricity prices throughout the PJM – see Section 8.1.5B of Part A of the Periodic Report for 2023. In the period of the report, there was an increase of 48% in the average RGGI tariff compared with the corresponding period last year.

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the Six Months Ended June 30, 2024 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after service of the project debt (Cont.)

(2)
Set forth below is a breakdown of the adjusted EBITDA after proportionate consolidation data broken down by the subsidiaries (on a consolidated basis) and the associated companies (on a proportionate basis, based on the rate of the holdings of the CPV Group therein) (in NIS millions):

		For the		For the
		Six months ended		Six months ended
	Basis of	June 30, 2024		June 30, 2023
	presentation	Adjusted		Adjusted
	in the	EBITDA		EBITDA
	Company’s	after		after
	financial	proportionate		proportionate
	statements	consolidation	FFO	consolidation	FFO

Total operating projects and
accompanying business activities* **	Consolidated	299	231	224	183
Business development costs,
headquarters in Israel	Consolidated	(13)	(13)	(14)	(14)
Total Israel		286	218	210	169

Total operating projects*	Associated	291	175	270	190
Other costs	Consolidated	(3)	(9)	(2)	(3)
Total energy transition in the U.S.		288	166	268	187
Total operating projects*	Consolidated	77	58	36	41
Business development and other costs	Consolidated	(14)	(29)	(17)	(21)
Total renewable energy in the U.S.		63	29	19	20
Total activities as part of the “others”
segment	Consolidated	(3)	(3)	(3)	(3)
Headquarters in the United States[8]	Consolidated	(43)	(48)	(47)	(48)
Total United States		305	144	237	156

Company headquarters (not allocated
to the segments)	Consolidated	(8)	(55)	(13)	(47)

Total consolidated		583	307	434	278

*	See Section 3 below.

**
The accompanying business activities in Israel include mainly virtual supply activities through OPC Israel, sale of electricity from facilities for generation of energy on the customer’s premises through OPC Power Plants and commerce in natural gas, including with third parties through OPC Natural Gas.

[8]
After elimination of management fees between the CPV Group and the Company, in the amounts of about NIS 15 million and about NIS 13 million for the six months ended June 30, 2024 and 2023, respectively.

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the Six Months Ended June 30, 2024 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after service of the project debt (Cont.)

(3)
Set forth below is additional information regarding the revenues, net (in Israel net of infrastructure services and in the U.S. – revenues from sale of energy, availability and other), adjusted EBITDA after proportionate consolidation, FFO and net cash flows after service of the project debt of the Group’s active power plants broken down by activity segments and subsidiaries (on a consolidated basis) and the associated companies (on a proportionate basis, based on the rate of the holdings of the CPV Group therein) (in NIS millions):

		For the Six Months Ended June 30, 2024				For the Six Months Ended June 30, 2023
	Basis of		Adjusted		Net cash		Adjusted		Net cash
	presentation		EBITDA		flows		EBITDA		flows
	in the		after		after		after		after
Main	Company’s		proportionate		service of		proportionate		service of
projects in	financial	Net	consol-		project	Net	consol-		project
operation	statements	revenues	idation	FFO	debt	revenues	idation	FFO	debt

Rotem[9]	Consolidated	417	147	114	114	428	174	149	149
Hadera[10]	Consolidated	153	38	15	(33)	148	42	24	3
Zomet[11], [12]	Consolidated	153	87	65	48	4	2	–	–
Gat[11]	Consolidated	68	28	9	7	37	10	(1)	(1)
Accompanying
business activities	Consolidated	53	(1)	28	28	103	(4)	11	11
Total operating
projects in Israel and
accompanying
business activities		844	299	231	164	720	224	183	162
Fairview	Associated (25%)	112	72	63	27	124	90	88	8
Towantic	Associated (26%)	153	80	66	10	148	63	38	(30)
Maryland[13]	Associated (25%)	76	23	(5)	(2)	84	22	8	5
Shore[14]	Associated (37.5%)	88	10	(5)	(5)	71	10	(9)	(9)
Valley	Associated (50%)	198	92	50	11	150	85	65	11
Three Rivers[11]	Associated (10%)	29	14	6	9	–	–	–	–
Total energy
transition in the U.S.[15]		656	291	175	50	577	270	190	(15)
Keenan	Consolidated	48	31	28	1	43	27	27	3
Mountain Wind[11]	Consolidated	40	22	16	7	17	9	14	11
Maple Hill[11]	Consolidated	23	18	10	10	–	–	–	–
Stagecoach[16]	Consolidated	14	6	4	4	–	–	–	–
Total renewable
energy in the U.S.		125	77	58	22	60	36	41	14

[9]
Not including a deduction of repayment of loans to shareholders of Rotem before the Veridis transaction and payments of intercompany taxes in the consolidated tax reconciliation statement. In the first quarter of 2024, planned maintenance was performed at the Rotem power plant. For details – see Section 4C(2) of the report.

[10]
In the period of the report, the net cash flows after service of the Hadera project debt includes early repayment of the long‑term loans, in the amount of about NIS 25 million, further to receipt of compensation from the construction contractor at the end of 2023, as detailed in Note 28A(4) to the annual financial statements.

[11]
The financial results of the projects were included starting from the initial consolidation or the commercial operation dates, as applicable, which occurred in 2023. For details regarding the capacity tariffs in the Zomet power plant, particularly in 2023, see Section 7.13 of Part A of the Periodic Report for 2023.

[12]
In the first quarter of 2024, the financial results of the Zomet power plant include compensation, in the amount of about NIS 26 million, in respect of lost revenues caused due to delay in the commercial operation date. For additional details – see Note 8A(3) to the interim statements.

[13]	The FFO in the period of the report includes a payment for upgrading of the facilities at the Maryland power plant, in the amount of about NIS 8 million.
[14]	The FFO in the first quarter of 2023 includes a payment, in the amount of about NIS 9 million, in respect of significant planned maintenance work performed.
[15]
It is noted that the financing agreements of the CPV Group including mechanisms of the “cash sweep” type in the framework of which all or part of the free cash flows from the project is designated for repayment of the loan principal on a current basis in addition to the predetermined minimum repayment schedule with respect to every long‑term loan. Accordingly, there could be an acceleration of execution of repayments upon occurrence of certain events and there are limitations on distributions to the owners.

[16]	The financial results of the Stagecoach project Maple Hill were included starting from the commercial operation date, in the second quarter of 2024.

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the Six Months Ended June 30, 2024 (in millions of NIS) (Cont.)

C.	Analysis of the change in adjusted EBITDA – Israel segment

Set forth below is an analysis of the change in adjusted EBITDA in Israel in the period of the report compared with the corresponding period last year (in NIS millions):

1.
Energy margin – the increase stems mainly from a decrease in the natural gas prices, in the amount of about NIS 23 million, as a result of the entry into effect of the Energean agreement commencing from the end of the first quarter of 2023. On the other hand, there was a decrease of about NIS 10 million as a result of a decline in customer consumption and a drop in the generation tariff along with an increase in the natural gas price due to the strengthening of the dollar against the shekel, in the amount of about NIS 8 million.

2.
Availability (operational) – as stated in Section 7.11.1 of Part A of the Periodic Report for 2023, in the period of the report, the Rotem and Hadera power plants were shut down for various time periods for purposes of maintenance work, which had a negative impact on their results in the period of the report, including compared with the corresponding period last year.

The activities of the Rotem power plant were suspended in March 2024 for purposes of planned maintenance work, which lasted for 17 days and activities of the Hadera power plant were partially suspended in the second quarter of 2024.

It is noted that during above‑mentioned maintenance, sale of electricity to customers continued, and the companies purchased electricity from the System Operator in order to supply the full demand of their customers during the shutdown.

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the Six Months Ended June 30, 2024 (in millions of NIS) (Cont.)

C.	Analysis of the change in adjusted EBITDA – Israel segment (Cont.)

3.
Commercial operation of Zomet and acquisition of Gat – in the period of the report, planned maintenance was performed a number of times at the Zomet power plant which had a negative impact on the power plant’s availability (for details – see Section 4H) and on its results accordingly. It is noted that maintenance in a similar format in Zomet is planned for the second half of 2024.

It is further noted that as at the approval date of the report the Gat power plant is undergoing unplanned maintenance due to a breakdown that caused a shutdown of the plant’s activities. As at the approval date of the report, the Company estimates that subject to completion of the maintenance as planned the said maintenance is expected to continue for about two months and is not expected to have a significant impact on the Group’s activities17.

4.	One‑time events – for details regarding events in the first quarter of 2023 – see Note 28C(3) to the annual financial statements.

In addition, in the first quarter of 2024, an amendment to the agreement was signed with Zomet’s construction contractor, in the framework of which the construction contractor paid Zomet compensation, in the amount of about NIS 26 million (about $7 million) in respect of a loss of revenues caused to Zomet due to delay in the commercial operation date of the power plant. For additional details – see Note 8A(3) to the interim financial statements.

[17]
That stated with respect to the Company’s estimate regarding completion of the maintenance work, the date thereof and its impact on the Group’s results constitutes “forward‑looking” information as it is defined in the Securities Law, regarding which there is no certainty it will be realized. Ultimately, delays in completion of the maintenance and return of the power plant to operation could be caused, this being due to, among other things, various factors, such as, impacts of the defense (security) situation in Israel (including in connection with movement and arrival of equipment and teams and execution of maintenance activities), breakdowns in performance of the maintenance, operational failures and/or other factors that are not under the Company’s control.

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the Six Months Ended June 30, 2024 (in millions of NIS) (Cont.)

D.	Analysis of the change in adjusted EBITDA after proportionate consolidation – energy transition segment in the U.S.

Set forth below is an analysis of the change in the adjusted EBITDA after proportionate consolidation in the energy transition segment. in the period of the report compared with the corresponding period last year (in millions of NIS):

Capacity (operational) – most of the increase stems from planned maintenance that was performed in the Valley power plant in the corresponding period last year.

Renewable energy segment

Set forth below is an analysis of the change in the adjusted EBITDA from activities in the renewable energy segment in the period of the report compared with the corresponding period last year (in millions of NIS):

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the Six Months Ended June 30, 2024 (in millions of NIS) (Cont.)

E.	Additional details regarding electricity hedges and guaranteed capacity payments in the Energy Transition segment in the U.S.

As part of its policy for management of the exposures, the CPV Group is in the practice, from time to time, of entering into hedging agreements, which reduce the fluctuations in the electricity margins. In addition, the capacity revenues for the nominal capacity of the power plants running on natural gas are determined for certain future periods, as detailed in Section 3.3J above.

Set forth below is the scope of the hedging for the rest of 2024 and for 2025 as at the date of the report (the data presented in the tables below is on the basis of the rate of holdings of the CPV Group in the associated companies)18.

	July – December
	2024	2025

Expected generation (MWh)	4,874,165	8,749,837

Net scope of the hedged energy margin (% of the expected generation of the power plants) (*)	60%	44%

Net hedged energy margin (millions of $)	≈ 43.5 (≈ NIS 161 million)	≈ 70.7 (≈ NIS 261 million)

Net hedged energy margin (MWh/$)	14.95	18.49

Net market prices of energy margin (MWh/$) (**)	20.50	22.37

(*)
Pursuant to the policy for hedging electricity margins as at the date of the report, in general the CPV Group seeks to hedge up to 50% of the scope of the expected generation. The actual hedge rate could ultimately be different.

(**)
The net energy margin is the energy margin (Spark Spread) plus/minus Power Basis less carbon tax and other variable costs. For details regarding the manner of calculation of the electricity margin (Spark Spread) – see Section 3.3I above. The market prices of energy margin are based on future contracts for electricity and natural gas.

Set forth below is the scope of the secured capacity revenues for the rest of 2024 and for 2025 as at the date of the report:

	July – December
	2024	2025

Scope of the secured capacity revenues (% of the power plant’s capacity)	90%	46%

Capacity receipts (millions of $)	≈ 30.5 (≈ NIS 113 million)	≈ 27.2 (≈ NIS 101 million)

It is noted that as at the approval date of the report, and as a result of publication of the results of the availability tender in the PJM market (for details – see Section 3.3J above), the amount of the availability revenues for 2025 was assured at the rate of 77% with guaranteed availability revenues of about $65.8 million (about NIS 243 million).

[18]
The estimated percentages and the actual hedged energy margins could change due to new hedges and/or sales of capacity made or as a result of changes in market conditions or the hedging policy of the CPV Group.

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the Six Months Ended June 30, 2024 (in millions of NIS) (Cont.)

F.	Analysis of the change in net income (in millions of NIS)

(1)
Most of the increase stems from depreciation expenses of the Zomet power plant (about NIS 22 million) and Maple Hill (about NIS 9 million) that were commercially operated at the end of the second and fourth quarters of 2023, respectively, and the Mountain Wind power plant (about NIS 8 million), which was consolidated for the first time in the second quarter of 2023.

(2)
Most of the increase stems from financing expenses relating to the Zomet power plant, in the amount of about NIS 41 million, the Gat power plant, in the amount of about NIS 7 million, the Mountain Wind power plant, in the amount of about NIS 5 million, and financing expenses that were recorded in the statement of income in respect of the financing framework of a renewable energy projects in the U.S., in the amount of about NIS 14 million.

(3)
An increase in other expenses in the first quarter of 2024, in the amount of about NIS 21 million, stems from an impairment of value of Gnrgy. For additional details regarding an agreement for sale of Gnrgy shares – see Note 6B to the interim statements. In addition, there was an increase, in the amount of about NIS 31 million, stemming from a loss from impairment of value of Hadera 2 due to the government’s decision to reject the plan – for additional details see Note 10F to the interim financial statements.

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the Six Months Ended June 30, 2024 (in millions of NIS) (Cont.)

G.	Adjustments to EBITDA after proportionate consolidation and net income (in millions of NIS)

	For the Six Months Ended
Section	June 30		Board’s explanations
	2024	2023

Change in the fair value of derivative financial instruments (presented as part of the Company’s share of income of associated companies in the U.S.)	10	16
Represents the change in the fair value of derivative financial instruments that are used in programs for hedging electricity margins of the transition generation energies segment in the U.S. and that were not designated for hedge accounting – for details see Section E above.

Net expenses, not in the ordinary course of business and/or of a non‑recurring nature	–	18	In 2023, represents test runs and other activities executed prior to the commercial operation of the Zomet power plant, which took place in June 2023.
Total adjustments to EBITDA after proportionate consolidation	10	34

Tax impact in respect of the adjustments	(2)	(7)
Total adjustments to net income for the period	8	27

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the Six Months Ended June 30, 2024 (in millions of NIS) (Cont.)

H.	Detail generation

Set forth below is detail of the generation of the power plants in Israel and the U.S.:

Israel

		For the Six Months Ended June 30, 2024				For the Six Months Ended June 30, 2023
					Actual				Actual
		Potential	Net	Actual	calculated	Potential	Net	Actual	calculated
		electricity	electricity	generation	availability	electricity	electricity	generation	availability
	Capacity	generation	generation	percentage	percentage	generation	generation	percentage	percentage
	(MW)	(GWh)(1)	(GWh)(2)	(%)(3)	(%)	(GWh)	(GWh)	(%)	(%)

Rotem	466	1,889	1,546	81.8%	89.7%	1,893	1,749	92.4%	97.7%
Hadera	144	528	436	82.5%	82.5%	514	485	94.4%	94.4%
Gat	75	311	293	94.2%	94.5%	157	156	99.4%	100%
Zomet	396	1,638	279	17.0%	85.2%	–	–	–	–

(1)	The generation potential is the net generation capability adjusted for temperature and humidity.

(2)	The actual net generation in the period.

(3)	The actual generation percentage is the net electricity generated divided by the generation potential.

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the Six Months Ended June 30, 2024 (in millions of NIS) (Cont.)

H.	Detail generation (in millions of kilowatt/hours) (Cont.)

Set forth below is detail of the generation of the power plants in Israel and the U.S.: (Cont.)

U.S.

		For the Six Months Ended June 30, 2024				For the Six Months Ended June 30, 2023
		Potential	Net	Actual	Actual	Potential	Net	Actual	Actual
		electricity	electricity	generation	availability	electricity	electricity	generation	availability
	Capacity	generation	generation	percentage	percentage	generation	generation	percentage	percentage
	(MW)	(GWh)(1)	(GWh)(2)	(%)(3)	(%)	(GWh)	(GWh)	(%)	(%)
	Energy transition projects (natural gas)

Fairview	1,050	4,432	3,862	83.9%	91.7%	4,480	4,145	90.6%	91.4%
Towantic	805	3,222	2,671	73.8%	88.2%	3,332	2,771	77.3%	89.5%
Maryland	745	2,985	1,744	54.0%	91.1%	2,992	2,166	67.3%	83.6%
Shore	725	2,956	1,856	58.5%	91.8%	2,156	1,471	46.7%	58.2%
Valley	720	3,148	2,613	85.2%	93.4%	3,050	2,029	66.5%	63.3%
Three Rivers	1,258	4,869	2,938	55.2%	73.2%	–	–	–	–

		For the Six Months Ended
		June 30, 2024	June 30, 2023
	Capacity	Net electricity generation
	(MW)	(GWh)(2)
	Renewable energy projects

Keenan II	152	125	122
Mountain Wind	82	104	48
Maple Hill	126	87	–
Stagecoach	102	53	–

(1)	The potential generation is the gross generation capability during the period after planned maintenance and less the electricity used for the power plant’s internal purposes.

(2)	The net generation of electricity is the gross generation during the period less the electricity used for the power plant’s internal purposes.

(3)	The actual generation percentage is the quantity of the net electricity generated in the facilities compared with the maximum quantity that can be generated in the period.

(*)
It is noted that the generation data of the Gat, Zomet, Three Rivers, Mountain Wind and Maple Hill power plants were included starting from the initial consolidation date or the commercial operation date, as applicable, which took place in 2023. The Stagecoach power plant was operated for the first time in the second quarter of 2024.

OPC Energy Ltd.
Report of the Board of Directors
5.	Analysis of the results of operations for the Three Months Ended June 30, 2024 (in millions of NIS)

A.	Statement of income

	For the Three Months Ended
Section	June 30
	2024	2023

Revenues from sales and provision of services (1)	673	601
Cost of sales and provision of services (without depreciation and amortization) (2)	(481)	(470)
Depreciation and amortization	(81)	(62)
Gross profit	111	69
Administrative and general expenses	(58)	(58)
Share in earnings of associated companies	14	15
Business development expenses	(10)	(15)
Other income (expenses), net	4	(5)
Operating income	61	6
Financing expenses, net	(88)	(55)
Loss before taxes on income	(27)	(49)
Tax benefit	–	9
Net loss for the period	(27)	(40)
Adjustments	(3)	3
Adjusted net loss for the period	(30)	(37)

Attributable to:
The Company’s shareholders	(18)	(21)
Holders of non‑controlling interests	(12)	(16)

OPC Energy Ltd.
Report of the Board of Directors
5.	Analysis of the results of operations for the Three Months Ended June 30, 2024 (in millions of NIS) (Cont.)

A.	Statement of income (Cont.)

(1)	Changes in revenues:

Revenues	For the Three		Board’s Explanations
	Months Ended
	June 30
	2024	2023
Revenues in Israel
Revenues from sale of energy to private customers	305	324
Revenues from sale of energy to the System Operator and to other suppliers	50	32	The increase stems mainly from an increase, in the amount of about NIS 30 million, as a result of the commercial operation of Zomet at the end of the second quarter of 2023.
Revenues in respect of capacity payments	46	–	The increase stems from the commercial operation of Zomet at the end of the second quarter of 2023.
Revenues from sale of energy at cogeneration tariff	6	10
Revenues from sale of steam	13	14
Other revenues	16	35	Most of the decrease derives from sale of electricity, in the amount of about NIS 26 million, from the Zomet power plan prior to the commercial operation at the end of June 2023.
Total revenues from sale of energy and others in Israel (without infrastructure services)	436	415
Revenues from private customers in respect of infrastructure services	106	119
Total revenues in Israel	542	534

Revenues in the U.S.
Revenues from sale of electricity from renewable energy	69	36	The increase stems mainly from the commercial operation of the Maple Hill and Stagecoach projects commencing from the fourth quarter of 2023 and the second quarter of 2024, respectively.
Revenues from provision of services (as part of the other segment) and other revenues	62	31	Most of the increase stems from the scope of the activities involving sale of electricity from renewable sources (retail) to commercial customers.
Total revenues in the U.S.	131	67

Total revenues	673	601

OPC Energy Ltd.
Report of the Board of Directors
5.	Analysis of the results of operations for the Three Months Ended June 30, 2024 (in millions of NIS) (Cont.)

A.	Statement of income (Cont.)

(2)	Changes in the cost of sales and provision of services (not including depreciation and amortization):

Cost of Sales and Provision of Services	For the Three Months Ended		Board’s Explanations
	June 30
	2024	2023
Cost of sales in Israel
Natural gas and diesel oil	177	153
The increase stems from the commercial operation of Zomet starting from the end of the second quarter of 2023, in the amount of about NIS 29 million, and an increase in the gas tariff as a result of an increase in the shekel/dollar exchange rate, in the amount of about NIS 3 million. On the other hand, there was a decrease of about NIS 11 million deriving from entry of the Energean agreement into effect commencing from the end of the first quarter of 2023 and a decrease in the gas tariff stemming from a decline in the generation component.

Expenses in respect of acquisition of energy	58	83	Most of the decrease, in the amount of about NIS 30 million, is a result of a decline in customer consumption in the period of the report (most of which as part of the virtual activities).
Cost of transmission of gas	14	9
Salaries and related expenses	11	7
Operating expenses	29	16	The increase stems mainly from the commercial operation of Zomet starting from the end of the second quarter of 2023.
Other expenses	13	44
Most of the decrease stems from the fact that in the corresponding quarter last year natural‑gas and other expenses were recognized in the Zomet power plant prior to the commercial operation at the end of June 2023.

Total cost of sales in Israel without infrastructure services	302	312
Expenses in respect of infrastructure services	106	119
Total cost of sales in Israel	408	431

OPC Energy Ltd.
Report of the Board of Directors
5.	Analysis of the results of operations for the Three Months Ended June 30, 2024 (in millions of NIS) (Cont.)

A.	Statement of income (Cont.)

(2)	Changes in the cost of sales and provision of services (not including depreciation and amortization): (Cont.)

Cost of sales and services in the U.S.
Cost of sales in respect of sale of electricity from renewable energy	26	12	The increase stems mainly from the commercial operation of the Maple Hill and Stagecoach projects.
Cost in respect provision of services (as part of the “others” segment) and other costs	47	27	Most of the increase stems from an increase in the scope of the activities involving sale of electricity from renewable sources (retail) to commercial customers.
Total cost of sales and provision of services in the U.S.	73	39
Total cost of sales and provision of services	481	470

OPC Energy Ltd.
Report of the Board of Directors
5.	Analysis of the results of operations for the Three Months Ended June 30, 2024 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after service of the project debt

EBITDA calculations, including adjusted EBITDA after proportionate consolidation (in millions of NIS):
	For the
	Three Months Ended
	June 30
	2024	2023

Revenues from sales and provision of services	673	601
Cost of sales and provision of services (without depreciation and amortization)	(481)	(470)
Administrative and general expenses (without depreciation and amortization)	(54)	(55)
Business development expenses	(10)	(15)
Share in income of associated companies	14	15
Consolidated EBITDA	142	76
Elimination of the share in income of associated companies	(14)	(15)
Addition of the share of Group in proportionate EBITDA of associated companies (3)	113	94
EBITDA after proportionate consolidation	241	155
Adjustments for consolidated companies (see detail in Section F below)	–	11
Adjustments for associated companies (see detail in Section F below) (1)	(3)	(7)
Adjusted EBITDA after proportionate consolidation	238	159

OPC Energy Ltd.
Report of the Board of Directors
5.	Analysis of the results of operations for the Three Months Ended June 30, 2024 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after service of the project debt (Cont.)

(1)	Calculation of the Group’s share in the proportionate EBITDA of associated companies (in millions of NIS):

For the three months ended June 30, 2024	Fairview	Towantic	Maryland	Shore*	Valley	Three Rivers	Total

Revenues from sales of energy	44	32	36	33	66	12	223
Cost of natural gas	18	10	13	13	24	6	84
Carbon emissions tax (RGGI)**	–	8	6	12	18	–	44
Cost of sales – other expenses (without
depreciation and amortization)	–	1	2	2	1	1	7
Gain (loss) on realization of transactions
hedging the electricity margins	4	(1)	1	1	4	2	11
Net energy margin	30	12	16	7	27	7	99
Revenues from capacity payments	4	28	3	5	15	1	56
Other income	1	1	2	2	–	1	7
Gross profit	35	41	21	14	42	9	162
Fixed costs (without depreciation and
amortization)	2	6	6	10	18	2	44
Administrative and general expenses
(without depreciation and amortization)	1	1	1	2	2	1	8
Group’s share in proportionate adjusted
EBITDA of associated companies	32	34	14	2	22	6	110

For the three months ended June 30, 2023	Fairview	Towantic	Maryland	Shore*	Valley	Three Rivers	Total

Revenues from sales of energy	48	38	32	19	42	–	179
Cost of natural gas	20	19	13	9	16	–	77
Carbon emissions tax (RGGI)**	–	6	4	3	8	–	21
Cost of sales – other expenses (without
depreciation and amortization)	–	1	2	2	2	–	7
Gain (loss) on realization of transactions
hedging the electricity margins	–	(2)	–	(4)	1	–	(5)
Net energy margin	28	10	13	1	17	–	69
Revenues from capacity payments	7	25	4	8	14	–	58
Other income	2	4	1	1	–	–	8
Gross profit	37	39	18	10	31	–	135
Fixed costs (without depreciation and
amortization)	2	6	6	8	20	–	42
Administrative and general expenses
(without depreciation and amortization)	1	1	1	1	2	–	6
Group’s share in proportionate adjusted
EBITDA of associated companies	34	32	11	1	9	–	87

*
At the Shore power plant – gas transport costs (totaling in the second quarter of 2024 and 2023 about NIS 5 million) that are classified in accordance with IFRS 16 as depreciation expenses and, accordingly, are not included in the adjusted EBITDA.

**
It is noted that as at the approval date of the report, in Pennsylvania RGGI is not imposed. For details regarding a legal proceeding underway regarding the matter and possible implications of imposition of RGGI on costs of the Fairview power plant and the electricity prices throughout the PJM – see Section 8.1.5B of Part A of the Periodic Report for 2023. In the period of the report, there was an increase of 62% in the average RGGI compared with the corresponding quarter last year.

OPC Energy Ltd.
Report of the Board of Directors
5.	Analysis of the results of operations for the Three Months Ended June 30, 2024 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after service of the project debt (Cont.)

(2)
Set forth below is a breakdown of the adjusted EBITDA after proportionate consolidation data broken down by the subsidiaries (on a consolidated basis) and the associated companies (on a proportionate basis, based on the rate of the holdings of the CPV Group therein) (in NIS millions):

		For the		For the
		Three months ended		Three months ended
	Basis of	June 30, 2024		June 30, 2023
	presentation	Adjusted		Adjusted
	in the	EBITDA		EBITDA
	Company’s	after		after
	financial	proportionate		proportionate
	statements	consolidation	FFO	consolidation	FFO

Total operating projects and
accompanying business activities* **	Consolidated	123	16	99	35
Business development costs and
headquarters in Israel	Consolidated	(7)	(7)	(7)	(7)
Total Israel		116	9	92	28

Total operating projects*	Associated	110	49	87	52
Other costs	Consolidated	(1)	(7)	–	(4)
Total energy transition in the U.S.		109	42	87	48
Total operating projects*	Consolidated	40	28	20	27
Business development and other costs	Consolidated	(5)	3	(8)	(6)
Total renewable energy in the U.S.		35	31	12	21
Total activities as part of the “others” segment	Consolidated	2	2	(3)	(3)
Headquarters in the United States[19]	Consolidated	(19)	(21)	(23)	(17)
Total United States		127	54	73	49

Company headquarters (not allocated
to the segments)	Consolidated	(5)	(26)	(6)	4

Total consolidated		238	37	159	81

*	See Section 3 below.

**
The accompanying business activities in Israel include mainly virtual supply activities through OPC Israel, sale of electricity from facilities for generation of energy on the customer’s premises through OPC Power Plants and commerce in natural gas, including with third parties through OPC Natural Gas.

[19]
After elimination of management fees between the CPV Group and the Company, in the amounts of about NIS 8 million and about NIS 7 million for the three months ended June 30, 2024 and 2023, respectively.

OPC Energy Ltd.
Report of the Board of Directors
5.	Analysis of the results of operations for the Three Months Ended June 30, 2024 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after service of the project debt (Cont.)

(3)
Set forth below is additional information regarding the revenues, net (in Israel net of infrastructure services and in the U.S. – revenues from sale of energy, availability and other), adjusted EBITDA after proportionate consolidation, FFO and net cash flows after service of the project debt of the Group’s active power plants broken down by activity segments and subsidiaries (on a consolidated basis) and the associated companies (on a proportionate basis, based on the rate of the holdings of the CPV Group therein) (in NIS millions):

		For the Three Months Ended June 30, 2024				For the Three Months Ended June 30, 2023
	Basis of		Adjusted		Net cash		Adjusted		Net cash
	presentation		EBITDA		flows		EBITDA		flows
	in the		after		after		after		after
Main	Company’s		proportionate		service of		proportionate		service of
projects in	financial	Net	consol-		project	Net	consol-		project
operation	statements	revenues	idation	FFO	debt	revenues	idation	FFO	debt

Rotem[20]	Consolidated	204	71	13	13	207	73	22	22
Hadera[21]	Consolidated	70	9	5	(5)	68	16	6	(4)
Zomet[22]	Consolidated	79	30	26	9	4	2	–	–
Gat	Consolidated	32	12	(17)	(19)	37	10	(1)	(1)
Accompanying
business activities	Consolidated	35	1	(11)	(11)	64	(2)	8	8
Total operating
projects in Israel
and accompanying
business activities		420	123	16	(13)	380	99	35	25
Fairview	Associated (25%)	49	32	26	7	57	34	38	9
Towantic	Associated (26%)	61	34	26	11	67	32	21	(3)
Maryland[23]	Associated (25%)	41	14	–	(2)	37	11	(8)	(4)
Shore	Associated (37.5%)	40	2	–	–	28	1	(1)	(1)
Valley	Associated (50%)	81	22	(5)	(6)	56	9	2	(10)
Three Rivers[22]	Associated (10%)	14	6	2	–	–	–	–	–
Total energy
transition in the U.S.[24]		286	110	49	10	245	87	52	(9)
Keenan	Consolidated	25	16	15	–	19	11	13	–
Mountain Wind	Consolidated	17	7	5	10	17	9	14	11
Maple Hill[22]	Consolidated	15	11	4	4	–	–	–	–
Stagecoach[25]	Consolidated	14	6	4	4	–	–	–	–
Total renewable
energy in the U.S.		71	40	28	18	36	20	27	11

[20]	Not including a deduction of repayment of loans to shareholders of Rotem and payments of intercompany taxes in the consolidated tax reconciliation statement.
[21]	In the second quarter of 2024, planned maintenance was performed at the Hadera power plant. For details – see Section 4C(2).
[22]
The financial results of the projects were included starting from the initial consolidation or the commercial operation dates, as applicable, which occurred in 2023. For details regarding the capacity tariffs in the Zomet power plant, particularly in 2023, see Section 7.13 of Part A of the Periodic Report for 2023.

[23]	The FFO in the second quarter of 2023 includes a payment for upgrading of the facilities at the Maryland power plant, in the amount of about NIS 8 million.
[24]
It is noted that the financing agreements of the CPV Group including mechanisms of the “cash sweep” type in the framework of which all or part of the free cash flows from the project is designated for repayment of the loan principal on a current basis in addition to the predetermined minimum repayment schedule with respect to every long‑term loan. Accordingly, there could be an acceleration of execution of repayments upon occurrence of certain events and there are limitations on distributions to the owners.

[25]	The financial results of the Stagecoach project were included starting from the commercial operation date, in the second quarter of 2024.

OPC Energy Ltd.
Report of the Board of Directors
5.	Analysis of the results of operations for the Three Months Ended June 30, 2024 (in millions of NIS) (Cont.)

C.	Analysis of the change in adjusted EBITDA – Israel segment

Set forth below is an analysis of the change in adjusted EBITDA in Israel in the second quarter of 2024 compared with the corresponding quarter last year (in NIS millions):

120
100
80
60
40
20
-
92
(7)
28
3
116
Adjusted EBITDA Q2 2023
Availability
Zomet COD
Other
Adjusted EBITDA Q2 2024

1.	Availability (operational) – the decrease stems mainly from a partial shutdown of the Hadera power plant as described in Section 4C(2) above.

2.
Commercial operation of Zomet and acquisition of Gat – for details regarding planned maintenance that was performed in the second quarter of 2024 at the Zomet power plant and maintenance work that is expected to be performed in the second half of 2024 in the Zomet and Gat power plants – see Section 4H above.

OPC Energy Ltd.
Report of the Board of Directors
5.	Analysis of the results of operations for the Three Months Ended June 30, 2024 (in millions of NIS) (Cont.)

D.	Analysis of the change in adjusted EBITDA after proportionate consolidation – energy transition segment in the U.S. (Cont.)

Set forth below is an analysis of the change in the adjusted EBITDA after proportionate consolidation in the energy transition segment in in the second quarter of 2024 compared with the corresponding quarter last year (in millions of NIS):

Availability (operational) – most of the increase stems from planned maintenance that was performed in the Valley power plant in the corresponding period last year.

OPC Energy Ltd.
Report of the Board of Directors

5.	Analysis of the results of operations for the Three Months Ended June 30, 2024 (in millions of NIS) (Cont.)

D.	Analysis of the change in adjusted EBITDA after proportionate consolidation – energy transition segment in the U.S.

Renewable energy segment

Set forth below is an analysis of the change in the adjusted EBITDA from activities in the renewable energy segment in the second quarter of 2023 compared with the corresponding quarter last year (in millions of NIS):

45
40
35
30
25
20
15
10
5
-
12
8
20
4
6
11
41
(6)
35
Adjusted EBITDA Q2 2023
Buisness development costs and other 2023
Adjusted EBITDA 2023 before other costs
NEM
Comercial operation Stagecoach
Comercial operation of Maple Hill
Adjusted EBITDA Q4 2023 before development costs
Segment development costs and other in 2024
Adjusted EBITDA Q2 2024

5.	Analysis of the results of operations for Three Months Ended June 30, 2024 (in millions of NIS) (Cont.)

E.	Analysis of the change in net income (in millions of NIS)

(1)
Most of the increase stems from depreciation expenses of the Zomet power plant (about NIS 10 million) and Maple Hill (about NIS 4 million) that were commercially operated in the second and fourth quarters of 2023, respectively.

(2)
Most of the increase stems from financing expenses relating to the commercial operation of the Zomet power plant, in the amount of about NIS 21 million, financing expenses that were recorded in the statement of income in respect of the financing framework of a renewable energy project in the U.S., in the amount of about NIS 5 million, and expenses in respect of linkage differences (mainly in respect of the debentures (Series B)) in the amount of about NIS 5 million.

OPC Energy Ltd.
Report of the Board of Directors
5.	Analysis of the results of operations for Three Months Ended June 30, 2024 (in millions of NIS) (Cont.)

F.	Adjustments to EBITDA after proportionate consolidation and net income (in millions of NIS)

	For the Three Months Ended
Section	June 30		Board’s explanations
	2024	2023

Change in the fair value of derivative financial instruments (presented as part of the Company’s share of income of associated companies in the U.S.)	(3)	(7)
Represents the change in the fair value of derivative financial instruments that are used in programs for hedging electricity margins of the energy transition segment in the U.S. that were not designated for hedge accounting, as described in Section 4E above.

Net expenses, not in the ordinary course of business and/or of a non‑recurring nature	–	11	In the corresponding quarter last year, represents activities in respect of a test run and the Company’s preparations for the commercial operation of the Zomet Power Plant at the end of June 2023.
Total adjustments to EBITDA after proportionate consolidation	(3)	4

Tax impact in respect of the adjustments	–	(1)
Total adjustments to net loss for the period	(3)	3

OPC Energy Ltd.
Report of the Board of Directors
6.	Initiation and Construction Projects

A.	Initiation and construction projects in Israel and in the U.S.

1.	Main details with reference to construction projects in Israel (held at 100% ownership by OPC Israel, which is 80% held by the Company)[26]:

Total
Power					Date/		Total	construction
plants/					expectation		expected	cost as at
facilities					of the start		construction	June 30,
for					of the	Main	cost	2024
generation		Capacity			commercial	customer/	(NIS	(NIS
of energy	Status	(megawatts)	Location	Technology	operation	consumer	millions)	millions)

OPC Sorek 2 Ltd. (“Sorek 2”)	Under construction	≈ 87	On the premises of the Sorek B seawater desalination facility	Powered by natural gas, cogeneration	Fourth quarter of 2024[27]	Yard consumers and the System Operator	≈ 205	≈ 170

[26]
That stated in connection with projects that have not yet reached operation, including with reference to the expected operation date, the technologies and/or the anticipated cost of the investment, is “forward‑looking” information, as it is defined in the Securities Law, which is based on, among other things, the Company’s estimates and assumptions as at the approval date of the report and regarding which there is no certainty it will be realized (in whole or in part). Completion of the said projects (or any one of them) may not occur or may occur in a manner different than that stated above, among other things due to dependency on various factors, including those that are not under the Company’s control, including assurance of connection to the network and output of electricity from the project sites and/or connection to the infrastructures (including gas infrastructures), receipt of permits, completion of planning processes and licensing, completion of construction work, final costs in respect of development, construction, equipment and acquisition of rights in land, the proper functioning of the equipment and/or the terms of undertakings with main suppliers (including lenders), and there is no certainty they will be fulfilled, the manner of their fulfillment, the extent of their impact or what their final terms will be. Ultimately technical, operational or other delays and/or breakdowns and/or an increase in expenses could be caused, this being as a result of, among other things, factors as stated above or as a result of occurrence of one or more of the risk factors the Company is exposed to, including construction risks (including force majeure events and the War and its impacts), regulatory, licensing or planning risks, macro‑economic changes, delays and increased costs due relating to the supply chain and changes in raw‑material prices and etc. For additional details regarding risk factors – see Section 19 of Part A of the Periodic Report for 2023. It is further clarified that delays in completion of the projects beyond the date originally planned for this could impact the ability of the Company and the Group companies to comply with their obligations to third parties, including authorities, conditions of permits, lenders, yard consumers, customers and others, in connection with the projects, and cause a charge for additional costs, payment of compensation or starting of proceedings (including under guarantees provided).

[27]
It is noted that a delay in the commercial operation beyond the original contractual date, which is not considered a justified delay as defined in the project agreements, could trigger payment of monthly compensation at a limited graduated rate (taking into account the length of the delay, where a delay after full utilization of the compensation ceiling could give rise to a cancellation right). It is clarified that in the initial delay period, the amount of the compensation for an unjustified delay is not material. The construction work, its completion the commercial operation date and the costs involved with the construction could be adversely impacted by the War and/or its impacts. As at the date of the report, the financial closing for the project had been completed, however completion of the construction and operation of the Sorek 2 generation facility are subject to fulfillment of conditions and factors that have not yet been fulfilled, and by operational or technical factors that relate to completion of the construction and the work on the project’s site. Ultimately, the date expected for completion of the construction  and commencement of the operation, as shown in the table could be delayed as a result of, among other things, a delay in completion of the construction work (including construction of the desalination facility), delays in receipt of the required permits or in completion of connection to infrastructures, disruptions in arrival of equipment, force majeure events, occurrence of risk factors to which the Company is exposed, including delays relating to the war or its consequences. It is clarified that delays as stated could impact the project’s costs and could also trigger and increase in costs (beyond the expected cost indicated above) and/or could constitute non‑compliance with liabilities to third parties.

OPC Energy Ltd.
Report of the Board of Directors
6.	Initiation and Construction Projects (Cont.)

A.	Initiation and construction projects in Israel and in the U.S. (Cont.)

1.	Main details with reference to construction projects in Israel (held at 100% ownership by OPC Israel, which is 80% held by the Company)[26]: (Cont.)

For additional details regarding projects in the advanced and initial development stage in Israel (particularly the Ramat Beka project and the Intel project), and facilities for generation of electricity on the consumer’s premises in various construction and development stages – see Section 6A to the Report of the Board of Directors for 2023. For details regarding a Purchase Tax assessment in connection with the Ramat Beka project – see Note 8B(1) to the interim statements.

Ramat Beka – further to that stated in Section 6A of the Report of the Board of Directors for 2023 regarding the Ramat Beka project (hereinafter – “the Prior Tender”), on June 30, 2024 OPC Power Plants was declared the winner in an additional tender of Israel Lands Authority in connection with two sites with an aggregate area of about 1,617 dunams located adjacent to sites the subsidiary won in the Prior Tender. The Group’s bids in the tender amount to an aggregate of about NIS 890 million for the two sites in the tender.

As at the date of the report, in the Company’s estimation, the proximity of the sites that are the subject of the Present Tender to the sites OPC Power Plants won in the Prior Tender, which are in the development stages, constitutes a significant unique advantage for it, and to the extent the win is realized in respect of the sites and subject to advancement of appropriate development processes, it will be possible to act in order to advance a consolidated project having about 505 megawatts plus storage capacity estimated at about 2,760 megawatts per hour, and an estimated cost of about NIS 4.5 – 4.9 billion, on a cumulative basis, on the area of the sites in the Prior Tender and the Present Tender. In addition, based on an initial evaluation, the proximity of the sites, as stated, would be expected to permit physical project consecutiveness, allow for savings on central (joint) costs, increase the certainty with respect to the feasibility and characteristics of the projects and advance the conditions required for ultimate execution and connection to the transmission network in the framework of an overall plan having a significant scope28.

[28]
As at the date of the report, OPC Power Plants had not yet signed a planning authorization agreement in connection with the tender sites, had not yet started the development processes, and had not yet received the authorizations required for the new plan and/or advancement of the projects on the land sites (including as a consolidated project), and there is no certainty that these actions, approvals or decisions will be executed and/or received (in whole or in part) and/or the estimated period for their completion (if completed). In addition, that stated regarding, among other things, the characteristics and capacity of the solar facilities and the storage capacity, the estimated cost of the subject projects (or any of them), the feasibility of advancement of the projects as a consolidated project the economic benefit and the cost savings due to consolidation of the projects (if consolidated), increase of the certainty regarding the development or connection to the network processes, realization of the advantages of a consolidated project (if allowed) and the start date of construction of the project/s includes “forward‑looking” information as it is defined in the Securities Law, which is based solely on the Company’s estimates and assumptions as at the date of the report, and regarding which there is no certainty they will be realized or the manner in which they will be realized. As at the approval date of the report, construction of the generation and storage facilities and advancement of the project/s (in the Present Tender and the Prior Tender and/or the consolidated project) depend on, among other things, advancement and completion of the planning, construction, connection to the network and licensing processes, and assurance of financing for the construction, which as at the date of the report had not yet been completed and there is no certainty regarding their completion or the manner thereof (if completed). In addition, the costs of the projects are impacted by macro‑economic conditions and are subject to changes in the prices of energy, equipment, construction, shipping, etc. Therefore, ultimately there could be administrative, planning, environmental, regulatory, infrastructure, operational and licensing delays/deficiencies, along with an increase in the estimated costs – this being due to, among other things, various factors that are not under the Company’s control, or as result of the occurrence of one or more of the risk factors the Company is exposed to, as stated in Section 19 to Part A of the Periodic Report, which are included herein by means of reference.

OPC Energy Ltd.
Report of the Board of Directors
6.	Initiation and Construction Projects (Cont.)

A.	Initiation and construction projects in Israel and in the U.S. (Cont.)

1.	Main details with reference to construction projects in Israel (held at 100% ownership by OPC Israel, which is 80% held by the Company)[26]: (Cont.)

For additional details regarding the tender and the fixed payment terms therein – see Note 10G to the interim statements.

In the Company’s estimation, at this preliminary stage, subject to completion of all the transactions, development processes, planning and licensing along with receipt of the required approvals, the start of the construction stage is expected to be in 2026–202729.

For details – see the Company’s Immediate Report dated July 1, 2024 (Reference No.: 2024‑01‑066948).

[29]
Development of the project on the land sites (in whole or in part, including in the format of a consolidated project), its construction and operation are exposed to various risk factors that generally apply to the Company’s activities, particularly risks relating to completion of the development processes, regulatory risks, market risks (including macro conditions), dependency on infrastructures and assurance of connection to and a place in the network and the infrastructure suppliers, and construction risks of the projects. For details regarding the Company’s risk factors – see Section 19 to Part A of the Company’s Periodic Report for 2023.

OPC Energy Ltd.
Report of the Board of Directors
6.	Initiation and Construction Projects (Cont.)

A.	Initiation and construction projects in Israel and in the U.S. (Cont.)

2.
Main details regarding construction projects in the area of renewable energy as at the date of the report using solar and wind technology in the U.S. (held 100% by the CPV Group, which is 70% held by the Company)[30]

[30]
Details with respect to the scope of the investments in the United States were translated from dollars and presented in NIS based on the currency rate of exchange on June 30, 2024 – $1 = NIS 3.759. The information presented below regarding projects under construction, including with respect to the expected commercial structure, the projected commercial operation date, the expected construction cost, an undertaking with a tax partner and/or the expected results of the activities for the first full calendar year (revenues, EBITDA, investments of the tax partner and cash flows after the tax partner) includes “forward‑looking” information, as it is defined in the Securities Law, regarding which there is no certainty it will materialize (in whole or in part), including due to factors that are not under the control of the CPV Group. The information is based on, among other things, estimates of the CPV Group as at the approval date of the report, the realization of which is not certain, and which might not be realized due to factors, such as: delays in receipt of permits, an increase in the construction costs, delays in execution of the construction work and/or technical or operational malfunctions, problems or delays regarding signing an agreement for connection to the network or connection of the project to transmission or other infrastructures, an increase in costs due to the commercial conditions in the agreements with main suppliers (such as equipment suppliers and contractors), problems signing an investment agreement with a Tax Equity Partner regarding part of the cost of the project and utilization of the tax benefits (if relevant), problems signing commercial agreements for of the potential revenues from the project, terms of the commercial agreements, conditions of the energy market, regulatory changes or legislative changes (including changes impacting main suppliers of the projects), an increase in the financing expenses, unforeseen expenses, macro‑economic changes, weather events, including delays and an increase in costs of undertakings in the supply chain, transport and an increase in raw‑material prices, etc. Completion of the projects in accordance with the said estimates is subject to the fulfillment of conditions which as at the approval date of the report had not yet been fulfilled (fully or partly) and, therefore, there is no certainty they will be completed in accordance with that stated. Construction delays could even impact the ability of the companies to comply with liabilities to third parties in connection with the projects (including based on guarantees provided in favor of those third parties).

OPC Energy Ltd.
Report of the Board of Directors
6.	Initiation and Construction Projects (Cont.)

A.	Initiation and construction projects in Israel and in the U.S. (Cont.)

2.	Main details regarding construction projects in the area of renewable energy using solar technology in the U.S. (held 100% by the CPV Group, which is 70% held by the Company)[30]

Total
						expected		Total
						construction		construction
						cost net		cost
					Regulated	for 100%		as at
			Expected		market	of the	Tax	June 30,
			commercial		after	project	equity	2024
	Capacity		operation	Commercial	the PPA	(NIS	(NIS	(NIS	Expectation for a first full calendar year
Project	(megawatts)	Location	date	structure	period	millions)	millions)	millions)	in the period of the PPA agreements
Cash flows
after tax
									Revenues	EBITDA	partner
									(NIS	(NIS	(NIS
									millions)	millions)	millions)

CPV Backbone Solar, LLC (“Backbone”)	179 MWdc	Maryland	Second half of 2025	Long-term PPA[31] (including green certificates)	PJM + MD SRECs	≈ 1,185 (≈ $315 million)	≈ 432 (≈ $115 million)[32]	≈ 635 (≈ $169 million)	≈ 71 (≈ $19 million)	≈ 49 (≈ $13 million)	≈ 39 (≈ $11 million)

[31]
The project has signed a connection agreement and electricity supply agreement with the global e‑commerce company for a period of 10 years from the start of the commercial operation, for supply of 90% of the electricity expected to be generated by the project in the said period, and sale of solar renewable energy certificates, which is valid up to 2035. The balance of the project’s capacity (10%) will be used for supply to active customers, retail supply of electricity of the CPV Group or for sale in the market.

[32]
The project is located on a former coal mine and, therefore, it is expected to be entitled to enlarged tax benefits of 40% in accordance with the IRA Law. The CPV Group intends to act to sign an agreement with a tax partner (Equity Tax) in respect of about 40% of the cost of the project and use of the tax credits that are available to the project (subject to appropriate regulatory arrangements). That stated regarding the intention of the CPV Group to sign an agreement with a tax partner (equity tax), including the scope thereof and/or the scope of the tax benefits, includes “forward‑looking” information as it is defined in the Securities Law, which is based on estimates of the CPV Group proximate to the date of the report and regarding which there is no certainty they will materialize (in whole or in part). The said estimates might not materialize or might change due to a range of circumstances, including changes in the provisions of the law or regulations, the final terms of the agreement with the tax partner, which are not dependent on the Company and there is no certainty regarding their realization.

OPC Energy Ltd.
Report of the Board of Directors
6.	Initiation and Construction Projects (Cont.)

A.	Initiation and construction projects in Israel and in the U.S. (Cont.)

2.	Main details regarding construction projects in the area of renewable energy using solar technology in the U.S. (held 100% by the CPV Group, which is 70% held by the Company)[30]

Total
						expected		Total
						construction		construction
						cost net		cost
					Regulated	for 100%		as at
			Expected		market	of the	Tax	June 30,
			commercial		after	project	equity	2024
	Capacity		operation	Commercial	the PPA	(NIS	(NIS	(NIS	Expectation for a first full calendar year
Project	(megawatts)	Location	date	structure	period	millions)	millions)	millions)	in the period of the PPA agreements
Cash flows
after tax
									Revenues	EBITDA	partner
									(NIS	(NIS	(NIS
									millions)	millions)	millions)

CPV Rogue’s Wind, LLC (“Rogues”)[33]	114	Pennsylvania	First half of 2026	Long-term PPA[34] (including green certificates)	PJM MAAC	≈ 1,372 (≈ $365 million)	≈ 613 (≈ $163 million)[35]	≈ 64 (≈ $17 million)	≈ 89 (≈ $24 million)	≈ 67 (≈ $18 million)	≈ 56 (≈ $15 million)

[33]
Subsequent to the date of the report, a Work Commencement Order was issued and a project financing agreement was signed for provision of a shareholders’ loan to the project. For details – see Note 7A(3) to the interim statements.

[34]
In April 2021, the project signed an agreement for sale of all the electricity and the environmental consideration (including Renewable Energy Certificates (RECs), benefits relating to availability and accompanying services), the terms of which were improved in the period of the report. The agreement was signed for a period of 10 years starting from the commercial operation date. The CPV Group has provided collateral for assurance of its obligations under the agreement, which includes execution of certain payments to the other party if certain milestones (including the commencement date of the activities) in the project are not be completed in accordance with the timetable determined.

[35]
The project is located on a former coal mine and, therefore, it is expected to be entitled to enlarged tax benefits of 40% in accordance with the IRA Law. The CPV Group intends to act to sign an agreement with a tax partner (Equity Tax) in respect of about 40% of the cost of the project and use of the tax credits that are available to the project (subject to appropriate regulatory arrangements). That stated regarding the intention of the CPV Group to sign an agreement with a tax partner (equity tax), including the scope thereof and/or the scope of the tax benefits, includes “forward‑looking” information as it is defined in the Securities Law, which is based on estimates of the CPV Group proximate to the date of the report and regarding which there is no certainty they will materialize (in whole or in part). The said estimates might not materialize or might change due to a range of circumstances, including changes in the provisions of the law or regulations, the final terms of the agreement with the tax partner, which are not dependent on the Company and there is no certainty regarding their realization.

OPC Energy Ltd.
Report of the Board of Directors
6.	Initiation and Construction Projects (Cont.)

B.	Additional details regarding development projects in the U.S.

Set forth below is a summary of the scope of the development projects (in megawatts) in the United States as at the approval date of the report36:

	Advanced	Preliminary
Technology	development[37]	development	Total*

Solar[38]	1,100	2,100	3,200
Wind (1)	150	1,200	1,350
Total renewable energy	1,250	3,300	4,550

Carbon capture projects (natural gas
with reduced emissions) (2)	1,300	5,000	6,300

*
It is noted that out of the total backlog of the development projects, as stated above, about 500 megawatts of renewable energy are in the PJM market in the advanced development stage, and about 4,500 megawatts (of which about 1,000 megawatts are renewable energy) are in the preliminary development stage. The said data takes into account the publication of PJM from May 2024 regarding the projected treatment dates of the requests submitted for connection agreements.

(1)	As at the date of the report, the construction of the Rogue’s Wind wind project had started. For details – see Section 6A(2) above.

(2)	For details – see Section 6C of the Report of the Board of Directors for 2023.

[36]
The information presented in this section with reference to development projects of the CPV Group, including regarding the status of the projects and/or their characteristics (the capacity, technology, the possibility for integrated carbon capture potential, expected construction date etc.), constitutes “forward‑looking” information as it is defined in the Securities Law, regarding which there is no certainty it will be realized or the manner in which it will be realized. It is clarified that as at the approval date of the report there is no certainty regarding the actual execution of the development projects (in whole or in part), and their progress and the rate of their progress is subject to, among other things, completion of development and licensing processes, obtain control over the lands, signing agreements (such as equipment and construction agreements), execution of construction processes, completion of the connection process, assurance of financing and/or receipt of various regulatory approvals and permits. In addition, advancement of the development projects is subject to the discretion of the competent authorities of the CPV Group and of the Company.

[37]
In general, the CPV Group views projects that in its estimation are in a period of up to two years or up to three years to the start of the construction as projects in the advanced development stage (there is no certainty the development projects, including projects in the advanced stage, will be executed). That stated is impacted by, among other things, the scope of the project and the technology, and could change based on specific characteristics of a certain project, as well as from the external circumstances that are relevant to the project, such as the anticipated activities’ market or regulatory circumstances, including, projects that are designated to operate in the PJM market could be impacted by the changes in the connection processes as part of the proposed change described in Section 8.1.2.2(A) of Part A to the Periodic Report for 2023, and their progress could be delayed as a result of these proposed changes. It is clarified that in the early development stages (in particular), the scope of the projects and their characteristics are subject to changes, if and to the extent they reach advanced stages.

[38]
The capacities in the solar technology included in this report are denominated in MWdc. The capacities in the solar technology projects in the advanced development stages and in the early development stages are about 850 MWac and about 1,650 MWac, respectively.

OPC Energy Ltd.
Report of the Board of Directors
7.	Financial Position as at June 30, 2024 (in millions of NIS)

Category	06/30/2024	12/31/2023	Board’s Explanations

Current Assets

Cash and cash equivalents	722	1,007	For details – see the Company’s consolidated statements of cash flows in the interim financial statements and Part 8 below.

Short-term restricted cash and deposits	5	2

Trade receivables	360	247	Most of the increase, in the amount of about NIS 88 million, stems from an increase in the balances of customers in Israel, mainly due to seasonal factors in the electricity tariff.

Receivables and debit balances	365	404	Most of the decrease, in the amount of about NIS 20 million, stems from a decrease in the balance of the prepaid expenses.

Short-term derivative financial instruments	13	12

Total current assets	1,465	1,672

OPC Energy Ltd.
Report of the Board of Directors
7.	Financial Position as at June 30, 2024 (in millions of NIS) (Cont.)

Category	06/30/2024	12/31/2023	Board’s Explanations

Non-Current Assets

Long-term deposits and restricted cash	58	59

Long-term prepaid expenses and other receivable	183	190

Investments in associated companies	2,661	2,550
The increase stems mainly from equity earnings of the CPV Group, in the amount of about NIS 85 million and from an increase in the shekel/dollar exchange rate, in the amount of about NIS 93 million, offset by other comprehensive loss, in the amount of about NIS 69 million. For additional details regarding investments in associated companies – see Section 4D above.

Deferred tax assets	38	57

Long-term derivative financial instruments	60	51

Property, plant and equipment	6,680	6,243
Most of the increase stems from investments in Israel and the U.S. (mainly in construction and development projects), in the amount of about NIS 127 million and about NIS 390 million, respectively, and an increase of about NIS 72 million, in property, plant and equipment in the U.S. due to an increase in the shekel/dollar exchange rate. This increase was partly offset by a loss from impairment of value with respect to the Hadera 2 project, in amount of about NIS 31 million, and was offset by depreciation expenses on property, plant and equipment.

Right-of use assets and long-term deferred expenses	622	631

Intangible assets	1,168	1,165

Total non-current assets	11,470	10,946

Total assets	12,935	12,618

OPC Energy Ltd.
Report of the Board of Directors
7.	Financial Position as at June 30, 2024 (in millions of NIS) (Cont.)

Category	06/30/2024	12/31/2023	Board’s Explanations

Current Liabilities

Loans and credit from banks and financial institutions (including current maturities)	146	391
Most of the decrease stems from a short‑term credit framework repaid by OPC Israel Holdings, in the amount of NIS 200 million, and a decrease in the current maturity of the Zomet loan, in the amount of about NIS 40 million.

Current maturities of debt from holders of non-controlling interests	29	32

Current maturities of debentures	202	192

Trade payables	319	257	Most of the increase stems from an increase in the scope of the activities in the renewable energies segment and supply to customers (retail) activities in the U.S.

Payables and other credit balances	438	403	Most of the increase stems from an increase, in the amount of about NIS 29 million, in the balance of VAT payable.

Short-term derivative financial instruments	7	8

Total current liabilities	1,141	1,283

OPC Energy Ltd.
Report of the Board of Directors
7.	Financial Position as at June 30, 2024 (in millions of NIS) (Cont.)

Category	06/30/2024	12/31/2023	Board’s Explanations

Non-Current Liabilities

Long-term loans from banks and financial institutions	2,880	2,865

Long-term debt from holders of non-controlling interests	469	422
Most of the increase derives from an increase in the balance of the long‑term loans from holders of non‑controlling interests in the CPV Group, where an increase of about NIS 24 million relates to new loans and accumulation of principal, and an increase of about NIS 14 million due to an increase in the shekel/dollar exchange rate.

Debentures	1,756	1,647
Most of the increase, in the amount of about NIS 197 million, derives from issuance of the debentures (Series D) and an increase in the linkage differences relating to the debentures (Series B), in the amount of about NIS 18 million. On the other hand, there was a decrease deriving from repayment of debentures, in the amount of about NIS 96 million.

Long-term lease liabilities	201	204

Long-term derivate financial instruments	45	58

Other long-term liabilities	567	399
Most of the increase, in the amount of about NIS 151 million, stems from a commitment in respect of an agreement with a tax partner in the Stagecoach project. For details – see Note 8A(4) to the interim statements.

Liabilities for deferred taxes	495	498

Total non-current liabilities	6,413	6,093

Total liabilities	7,554	7,376

Total equity	5,381	5,242
The increase in the equity stems mainly from other comprehensive income, in the amount of about NIS 113 million, deriving mostly from translation differences in respect of the activities in the U.S., in the amount of about NIS 159 million, offset by the share in the other comprehensive loss of associated companies, in the amount of about NIS 56 million, stemming primarily from application of hedge accounting to transactions hedging electricity margins in the U.S., issuance of equity to holders of non‑controlling interests in the U.S., in the amount of about NIS 34 million, net of a net loss of about NIS 12 million.

OPC Energy Ltd.
Report of the Board of Directors
8.	Liquidity and sources of financing (in NIS millions)

	For the
	Six Months Ended
Category	06/30/2024	06/30/2023	Board’s Explanations

Cash flows provided by operating activities	327	160
Most of the increase in the cash flows provided by operating activities stems from an increase in cash‑basis income, in the amount of about NIS 133 million, an increase in the Group’s working capital, in the amount of about NIS 11 million, and an increase in dividends from associated companies in the U.S., in the amount of about NIS 22 million.

Cash flows used in investing activities	(514)	(1,316)
Most of the decrease in the cash used in investing activities in the period of the report stems from the fact that in the corresponding period last year the Gat power plant and the Mountain Wind project were acquired, for a consideration of about NIS 268 million and about NIS 625 million, respectively, and a subordinated loan was granted to an associated company in the U.S., in the amount of about NIS 87 million. On the other hand, in the corresponding period last year the Group received cash, in the amounts of about NIS 125 million and about NIS 73 million, in respect of release of short‑term deposits and release of collaterals relating to hedging electricity margins in the CPV Group, respectively.

Cash flows provided by (used in) financing activities	(119)	1,089
Most of the increase in the cash flows used financing activities stems from amounts received in the corresponding period last year: (1) about NIS 452 million, in respect of a swap of shares of transaction and investment with Veridis; (2) long‑term loans, in the amounts of about NIS 450 million and about NIS 270 million, for purposes of financing the acquisition of the Gat power plant transaction and the acquisition of the Mountain Wind transaction, respectively; and (3) a receipt, in the amount of about NIS 197 million, relating to withdrawals from Zomet’s financing agreement framework.

In addition, in the period of the report the Group repaid short‑term loans and frameworks, in the amount of about NIS 204 million, there was an increase in payments of debentures of about NIS 80 million, there was an increase of about NIS 89 million relating to repayment of long‑term loans (including repayment of debt in Zomet, which started commercial operation at the end of the second quarter of 2023 and including early repayment in Hadera, in the amount of about NIS 25 million), and there was also a decrease of about NIS 197 million in respect of investments and loans received from holders of non‑controlling interests (in the CPV Group).

On the other hand, in the corresponding period last year, the Group repaid a loan to the prior holders of the rights in the Gat power plant, in the amount of about NIS 303 million. In addition, in the period of the report the Company raised about NIS 198 million, resulting from an issuance of debentures (Series D), received about NIS 152 million in respect of the investment of the tax partner in the Stagecoach project, and there was a decline of about NIS 70 million in repayment of long‑terms loans to holders of non‑controlling interests in Israel.

OPC Energy Ltd.
Report of the Board of Directors
8.	Liquidity and sources of financing (in NIS millions) (Cont.)

	For the
	Three Months Ended
Category	06/30/2024	06/30/2023	Board’s Explanations

Cash flows provided by operating activities	64	57
Most of the increase in the cash provided by operating activities stems from an increase in the income on a cash basis, in the amount of about NIS 50 million and an increase in dividends from associated companies, in the amount of about NIS 4 million. On the other hand, there was a decrease in the Group’s working capital, in the amount of about NIS 49 million.

Cash flows used in investing activities	(267)	(1,053)
Most of the decrease in the cash flows used in investing activities stems from the fact that in the corresponding quarter last year the Company acquired the Mountain Wind project for a consideration of about NIS 625 million and provided a subordinated loan to an associated company in the U.S., in the amount of about NIS 87 million. In addition, in the period of the report there was a decrease of about NIS 140 million in investments in property, plant and equipment in Israel (mainly, in the Zomet project, the commercial operation of which started at the end of the second quarter of 2023). On the other hand, there was an increase in investments in fixed assets in the U.S., in the amount of NIS 80 million.

Cash flows provided by financing activities	78	310
Most of the decrease in the cash flows provided by financing activities stems from long‑term loans, in the amount of about NIS 270 million, for purposes of financing the Mountain Wind acquisition transaction in the corresponding quarter last year, and from a receipt, in the amount of about NIS 97 million, relating to a withdrawal from the Zomet financing agreement framework in the corresponding quarter last year. On the other hand, in the current quarter the Company received about NIS 152 million in respect of the signing of an agreement with a tax partner in the Stagecoach project.

For additional details – see the Company’s condensed consolidated interim financial statements of cash flows in the Company’s interim financial statements.

As at June 30, 2024 and 2023 and December 31, 2023, the Group’s working capital (current assets less current liabilities) amounted to about NIS 324 million, about NIS 142 million and about NIS 389 million, respectively.

As at June 30, 2024, there were no warning signs pursuant to Regulation 10(B)(14) of the Securities Regulations (Periodic and Immediate Reports), 1970, that require publication (presentation) of a forecasted statement of cash flows for the Company.

OPC Energy Ltd.
Report of the Board of Directors
9.	Adjusted financial debt, net

A.	Compositions of the adjusted financial debt, net

For details regarding the definition of the net financial debt, adjusted net financial debt and leverage ratio – see Part 9A of the Report of the Board of Directors for 2023.

Set forth below is detail of the Group’s leverage ratio:

As at June 30, 2024(1)	As at December 31, 2023(2)

4.9	4.9

(1)	After elimination of debt under construction in the Renewable Energies segment in the U.S. of about NIS 235 million, as detailed in the following table.

(2)	For details of the manner of the calculation – see Section 9A of the Report of the Board of Directors for 2023.

OPC Energy Ltd.
Report of the Board of Directors
9.	Adjusted financial debt, net (Cont.)

A.	Compositions of the adjusted financial debt, net (Cont.)

The following table details the financial debt, net, as at June 30, 2024 (in millions of NIS)39:

		Gross debt
		Debt			Cash and cash	Derivative
	Method of	(including			equivalents	financial
	presentation	interest			and deposits	instruments
	in the	payable	Weighted-	Final	(including	for hedging
	Company’s	and	average	repayment	restricted cash	principal
	financial	deferred	interest	date of	used for debt	and/or	Net
Name of project	statements	expenses)	rate	the loan	service) (1)	interest	debt

Rotem	Consolidated	–	–	–	32	–	(32)
Hadera	Consolidated	602	4.9%	2037	69	41	492
Zomet (2)	Consolidated	1,093	6.55%	2042	76	–	1,017
Gat (2)	Consolidated	433	6.65%	2039	19	–	414
Headquarters and others – Israel (3)	Consolidated	9			57	–	(48)
Total Israel		2,137	6.1%		253	41	1,843
Keenan	Consolidated	269	3.4%	2030	2	19	248
Mountain Wind	Consolidated	258	5.4%	2028	13	9	236
Financing of renewable energy
projects (4)	Consolidated	364	7.1%	2026	128	1	235
Total renewable energy		891	5.5%		143	29	719
Fairview (Cash Sweep 50%) (5)	Associate (25%)	308	6.7%	06/2025	28	4	276
Towantic (Cash Sweep 100%) (6)	Associate (26%)	250	5.8%	06/2025	12	–	238
Maryland (Cash Sweep 75%)	Associate (25%)	319	7.1%	2028	25	9	285
Shore (7) (Cash Sweep 100%)	Associate (37.5%)	627	5.4%	03+12/2025	113	11	503
Valley (Cash Sweep 100%)	Associate (50%)	741	10.8%	05/2026	124	–	617
Three Rivers (Cash Sweep 100%)	Associate (10%)	270	5.3%	2028	16	22	232
Total energy transition (8)		2,515	7.4%		318	46	2,151
Headquarters and others – U.S.	Consolidated	–	–	–	74	–	(74)
Total U.S.		3,406			535	75	2,796
Total Energy headquarters (9)		1,977	2.5%–6.2% (weighted-average 3%)		306	–	1,671
Total		7,520			1,094	116	6,310

(1)	Includes restricted cash, in the amount of about NIS 53 million, in Hadera and in the energy transition segment, the amounts of about NIS 289 million.

(2)
For details regarding signing of two financing agreements in OPC Israel in the aggregate scope of about NIS 1.65 billion and early repayment of the project financing in Zomet and Gat subsequent to the date of the report – see Note 7A(2) to the interim statements.

(3)	Includes mainly balances of cash and cash equivalents in OPC Israel Holdings and OPC Power Plants.

(4)	For details – see Note 16B(5) to the annual financial statements.

[39]	In addition, the Group has a liability to holders of non‑controlling interests, the balance of which as at June 30, 2024 is about NIS 498 million.

OPC Energy Ltd.
Report of the Board of Directors
9.	Adjusted financial debt, net (Cont.)

A.	Compositions of the adjusted financial debt, net (Cont.)

(5)	Subsequent to the date of the report, on August 14, 2024, Fairview completed an undertaking in a refinancing agreement that includes the following main terms:

a.
The scope of the liabilities is about NIS 2,325 million ($625 million – the share of the CPV Group is about NIS 581 million (about $156 million)) which is composed of the following loan and frameworks: a long‑term loan in the amount of $550 million, and accompanying credit frameworks in the amount of $75 million (working capital frameworks, letters of credit frameworks, etc.). The scope of the long‑term loan granted under the new financing agreements includes the amount of about NIS 930 million (about U.S.$250 million) beyond the balance of the debt as at June 30, 2024. After payment of the transaction costs use of the cash balances available for distribution, the amount of about NIS 955 million (about $257 million) will be distributed as a dividend to the partners that hold the project – the share of CPV is about NIS 238 million (about $64 million).

The final repayment dates of the long‑term loan and accompanying credit frameworks are August 14, 2031 and August 14, 2030, respectively.

b.
The rate and scope of the repayment of the loan principal changes up to the final repayment date, based on a combination of the repayment (amortization) schedule (1% every year) and a “leveraged‑based cash sweep mechanism” (in the range of 25%–75% based on the ratio of the leverage in the project), which in the estimation of the CPV Group as at the approval date of the report amounts to, cumulatively, about 69% over the entire period of the loan[40].

c.	The interest rate on the long‑term loan principal is a SOFR‑based rate plus a margin of 3.5% and the interest rate on the accompanying credit frameworks is a SOFR‑based rate plus a margin of 3%.

d.
The rest of the main conditions of the new financing agreement (grounds for calling for repayment, collaterals and additonal factors), are essentially the same as the conditions as stated in the prior financing agreement, as detailed in Section 8.17.4 of Part A in the Periodic Report, however with an adjustment of the hedging requirement of a minimum interest rate to 50% of the nominal projected balance of the loan for a period of three years starting from the date of the undertaking. Addition of a requirement for coverage of the debt service with a ratio of 1.10 in the last four quarters (pro‑rated) for the measurement periods ending December 2024, March 2025 and June 2025, and cancellation of the requirement of compliance with a minimum debt coverage ratio for distribution.

[40]
It is clarified that the said estimate of the CPV Group includes “forward‑looking” information as it is defined in the Securities Law, regarding which there is no certainty it will be realized and its realization depends on market terms, energy prices, availability of hedging transactions as well as additional factors that are not under the CPV Group’s control.

OPC Energy Ltd.
Report of the Board of Directors
9.	Adjusted financial debt, net (Cont.)

A.	Compositions of the adjusted financial debt, net (Cont.)

(6)
The data shown in the above table relates to the financing agreement that ended on June 27, 2024, on which date Towantic completed an undertaking in a new financing agreement pursuant to the following main terms:

a.
The scope of the liabilities is about NIS 1,360 million (U.S.$363 million – the share of the CPV Group is about U.S.$94 million), which is composed of the following loans and frameworks: a Term A loan in the amount of $265 million, and accompanying credit frameworks in the amount of $98 million (working capital frameworks, letters of credit frameworks, etc.).

b.	The final repayment date of the loans and accompanying credit frameworks is June 30, 2029.

c.
The rate and scope of the repayment of the loan principal changes up to the final repayment date, based on a combination of the repayment schedule and a “targeted debt balance cash sweep” that cumulatively amounts to about 30.5% over the period of the loan. In addition, an additional cash sweep mechanism (from 25% up to 100%) will enter into effect during the period if Towantic does not comply with the cumulative defined minimum revenue requirements pursuant to the new financing agreement. As at the date of the report, Towantic estimates that it will comply with the said defined revenue requirements[41].

d.	The interest rate on the loan principal and the accompanying credit frameworks is a SOFR‑based rate plus a margin of 3.75% (4% in the fifth year from the closing date of the agreement[42].

(7)
It is noted that as part of the financing agreements, an historical debt‑service coverage ratio financial covenant of 1:1 during the last four quarters was determined for Shore. As at the date of the report, Shore is in compliance with the covenant (1.24).

For details regarding disclosure included in the financial statements of Shore as at June 30, 2024, which are attached to the Company’s interim financial statements, relating to circumstances that raise material doubts with respect to the ability of Shore to continue to operate as a “going concern” – see Note 11 to the interim financial statements.

(8)	The rate (%) of the Cash Sweep mechanism is in accordance with the estimate of the CPV Group and it could change based on the provisions of the financing agreements of the projects.

(9)	Includes balances of debt and cash in the Company and cash in ICG Energy Inc. (available for use for all the Group’s needs).

[41]
It is clarified that the said estimate of the CPV Group includes “forward‑looking” information as it is defined in the Securities Law, regarding which there is no certainty it will be realized and its realization depends on market terms, energy prices, availability of hedging transactions as well as additional factors that are not under the CPV Group’s control. Ultimately, the scope of the cash‑sweep could apply in full and there could also be an increase in the margin, as stated below.

[42]	An additional cumulative margin could be added during the period if Towantic does not comply with the defined minimum revenue requirements under the new financing agreement.

OPC Energy Ltd.
Report of the Board of Directors
9.	Adjusted financial debt, net (Cont.)

A.	Compositions of the adjusted financial debt, net (Cont.)

The following table details the adjusted financial debt, net, as at December 31, 2023 (in millions of NIS) (Cont.):

		Debt	Cash and cash	Derivative
	Method of	(including	equivalents	financial
	presentation	interest	and deposits	instruments
	in the	payable	(including	for hedging
	Company’s	and	restricted cash	principal
	financial	deferred	used for debt	and/or	Net
Name of project	statements	expenses)	service)	interest	debt

Rotem	Consolidated	–	9	–	(9)
Hadera	Consolidated	642	98	37	507
Zomet	Consolidated	1,111	94	–	1,017
Gat	Consolidated	434	12	–	422
Headquarters and others – Israel	Consolidated	202	160	–	42
Total Israel		2,389	373	37	1,979
Keenan	Consolidated	285	1	18	266
Mountain Wind	Consolidated	256	11	4	241
Financing construction of renewable
energy projects	Consolidated	329	327	(7)	9
Total renewable energy		870	339	15	516
Fairview	Associate	334	25	6	303
Towantic	Associate	339	44	7	288
Maryland	Associate	304	26	8	270
Shore	Associate	599	105	19	475
Valley	Associate	708	66	–	642
Three Rivers	Associate	271	21	20	230
Total energy transition		2,555	287	60	2,208
Headquarters and others – U.S.	Consolidated	–	12	–	(12)
Total U.S.		3,425	638	75	2,712
Total Energy headquarters		1,853	336	–	1,517
Total		7,667	1,347	112	6,208

B.	Interest and linkage bases

For additional information regarding the interest and linkage bases – see Part 9B of the Report of the Board of Directors for 2023.

C.	Financial covenants

The Company and its investee companies are subject to financial covenants provided in their financing agreements and trust certificates. As at the date of the financial statements, the Company and its investee companies were in compliance with all the financial covenants provided. For detail regarding the covenants for violation, relating to significant loans and debentures – see Note 7C to the interim statements43.

On July 28, 2024, a rating of ‘ilA–’ was reconfirmed for the Company and for its debentures by S&P Global Ratings Maalot Ltd. and the rating outlook was updated from negative to stable due to an improvement of the financial ratios (Reference No.: 2024‑01‑077268).

[43]	For a description of the main provisions of material loans of the Company and the investee companies – see Note 16 to the annual financial statements.

OPC Energy Ltd.
Report of the Board of Directors
9.	Adjusted financial debt, net (Cont.)

Movement in the adjusted financial debt, net, for the period ended June 30, 2024 (in NIS millions):

(*)	Includes the amount of about NIS 101 million in respect of current payments and the amount of about NIS 495 million in respect of payments relating to construction projects.

(**)	In respect of translation of the net financial debt of the U.S. which is denominated in dollars into the Company’s functional currency.

OPC Energy Ltd.
Report of the Board of Directors
10.	Additional events in the Company’ areas of activities in the period of the report and thereafter

Activities in Israel

A.
Hadera 2 – further to that stated in Section 7.3.15 of Part A of the Periodic Report for 2023, on April 17, 2024 the Government of Israel rejected the plan. Subsequent to the period of the report, Hadera 2 submitted a petition to the High Court of Justice for cancellation of the Government’s decision. For additional details – see Note 10F to the interim statements.

B.
Sorek tender – further to that stated in Section 7.3.6 of Part A of the Periodic Report for 2023, on March 18, 2024 the Electricity Authority published a decision regarding “qualification of bidders in the Sorek tender to receive a generation license considering sectorial and economy‑wide business concentration aspects” whereby it was decided that OPC Power Plants is in compliance with the requirements of the Electricity Sector Regulations (Advancement of Competition in the Generation Sector) (Temporary Order), 2021 regarding the Sorek tender, and the Authority accepted the recommendation of the Business Concentration Committee and determines that the bidders (including OPC Power Plants) comply with the requirements regarding considerations of economy‑wide business concentration considerations. In addition, the submission date for the tender was updated by the Tenders Committee to September 26, 2024.

Activities in the U.S.

C.
Undertaking in an agreement for acquisition and a memorandum of understanding with an increase in holdings in two power plants in the energy transition area in the U.S. – on July 19, 2024, the CPV Group signed a non‑binding memorandum of understanding with another party that includes a binding exclusivity period of 90 days (“the Memorandum of Understanding”) and also signed a binding acquisition agreement with another party (“the Acquisition Agreement”) for acquisition, on a cumulative basis, of additional holdings in the Shore power plant (which should bring the total holdings of the CPV Group in the project to about 70%) and the Maryland power plant (which should bring the total holdings of the CPV Group in the project to about 75%1) (“the Transactions”).

The total amount necessary in connection with the Transactions (if completed) is expected to amount to about $210 million to $240 million (as at the approval date of the report about NIS 790 million to about NIS 900 million; where most of the amount is in connection with the potential increase of the holdings that is the subject matter of the Memorandum of Understanding)45.

As at the date of the report, the conditions of the transaction that is the subject matter of the acquisition and the conditions of the transaction expected pursuant to the Memorandum of Understanding are consistent with the usual conditions for transactions of this type, taking into account the fact that the CPV Group has existing holdings in the power plants, as stated, and it provides them management services. As at the date of the report, the transaction that is the subject matter of the Memorandum of Understanding is subject to signing of a binding acquisition agreement, and completion of the Transactions is subject to conditions including receipt of regulatory approvals, which are expected to occur in the second half of 2024.

D.	Undertaking in binding agreements with Harrison Street for investment of $300 million in renewable energy activities in the U.S. – for details, see Note 10J to the interim statements.

[44]	As at the date of the report, the Acquisition Agreement was signed with reference to acquisition of 25% of the Maryland power plant.
[45]
The above‑mentioned amount includes an estimated amount for purposes of reduction of the leverage expected to be provided by the CPV Group (including amounts from the Company), as the holder of the equity rights in the enlarged holdings in Shore (if completed). As at the date of the report, there is no certainty regarding the amount that will be provided by the holders of the equity rights in order to reduce the leverage as stated. For additional details – see Note 11 to the interim financial statements.

OPC Energy Ltd.
Report of the Board of Directors
11.	Debentures (Series B, Series C and Series D)

In the period of the report, there were no material changes in the details of the outstanding series of debentures issued by the Company and that were offered to the public based on a prospectus, the details of the trustees for the debentures, the conditions for calling the debentures for immediate repayment, the Company’s compliance with these conditions and the collaterals for the debentures, except for issuance of new debentures (Series D), as detailed in Part 10 to the Report of the Board of Directors for 2023 and Note 17 to the annual financial statements.

As at the date of the report, the Company is in compliance with all the conditions of the debentures (Series B, Series C and Series D) and the trust certificates. The Company was not required to take any action in accordance with the request of the trustees for the said debentures.

For additional details regarding the rating of the Company as published subsequent to the date of the report – see Section 9C above.

12.	Impacts of changes in the macro‑economic environment on the Group’s activities and its results

For details – see Part 11 of the Report of the Board of Directors for 2023.

13.	The significance of the war in Israel to the Group’s business activities

For details regarding the main consequences of the War to the Group’s business activities in Israel since the outbreak of the War – see Part 12 of the Report of the Board of Directors for 2023.

As at the approval date of the report, there is significant uncertainty regarding the development of the War, its scope and duration. Furthermore, there is significant uncertainty with respect to the impacts of the War on macro‑economic and financial factors in Israel, including the situation in the Israeli capital market. Accordingly, at this stage it is not possible to estimate the extent of the impact of the War on the Group and on its results.

As a group operating in Israel, continuation of the War, expansion of the scope thereof and/or a worsening of the defense (security) situation in Israel could well have an unfavorable impact on the Group’s activities, results and liquidity, including due to impacts, as stated, on significant suppliers and customers of the Group and/or on macro‑economic factors and the capital market. For additional details regarding the risk factors to which the Company is exposed, including as a result of risks relating the defense (security) situation in Israel, changes in the currency exchange rates, instability and/or access to the capital market and macro‑economic changes – see Section 19 of Part A of the Periodic Report for 2023.

OPC Energy Ltd.
Report of the Board of Directors
14.	Corporate Governance

A.	Internal Auditor

On August 13, 2024, the Company’s Board of Directors approved, after receiving the recommendation of the Audit Committee, the appointment of Mr. Eyal Baasch, from the Office of Rosenbloom – Holzman, CPAs, as the Company’s Internal Auditor. Set forth below are details regarding the Internal Auditor:

Name of the Internal Auditor	Mr. Eyal Baasch (“the Internal Auditor”)

Education and professional experience
Certified Internal Auditor (C.I.A.); Certified Risk Management Auditor (CRMA).
Bachelor’s degree in Corporate Sciences (Extended Economics) – Hebrew University in Jerusalem; Master’s degree in Business Administration (MBA) (specialization in accounting and finance) from the College of Administration.
Since 2012 he is a partner in the area of risk management and economics in the Office of Rosenbloom – Holzman, CPAs. Possesses extensive professional experience in the area of internal auditing.

Start date of service	August 13, 2024.

Compliance with legal requirements
To the best of the Company’s knowledge, according to the declaration of the Internal Auditor, the Internal Auditor meets the requirements of Section 146(B) of the Companies Law and the provisions of Section 8 of the Internal Audit Law, 1992.

Employment format
The Internal Auditor provides the Company internal audit services and he is not an employee of the Company in a full‑time position. In addition, he does not hold an additional position in the Company aside from his service as the Internal Auditor.

Manner of appointment
The appointment of the Internal Auditor was approved by the Board of Directors on August 13, 2024, after a recommendation of the Audit Committee on August 11, 2024.
The Company’s Audit Committee and Board of Directors examined his qualifications, education and experience in internal auditing.

Other relationships the Internal Auditor has with the Company
To the best of the Company’s knowledge, the Internal Auditor does not hold securities of the Company.
The Internal Auditor is not an interested party in the Company or a relative of an interested party in the Company and is not a relative of the auditing CPA or a party on its behalf.

Remuneration
The fee of the Internal Auditor in respect of the services he will provide to the Company, will be paid to him on an hourly basis and the scope thereof that will be determined based on the scope of the work hours determined in accordance with the annual work plan.

For additional details regarding the service of the Internal Auditor in accordance with the Fourth Addendum of the Securities Regulations (Periodic and Immediate Reports), 1970, with respect to which there was no material change as a result of replacement of the Company’s Internal Auditor – see Section 16 of the Report of the Board of Directors for 2023.

OPC Energy Ltd.
Report of the Board of Directors
14.	Corporate Governance (Cont.)

B.	Further to that stated in Section 8.18 of Part A of the Periodic Report (Human Resources of the CPV Group):

In May 2024, it was decided to appoint Mr. Sherman Knight (presently the President and Deputy CEO of Commerce) to the position of CEO of the CPV Group, who will replace Mr. Gary Lambert in this position – this being effective starting from January 1, 2025. Commencing from the said date, Mr. Lambert will serve as the Executive Vice‑Chairman to the Chairman of the Board of Directors of the CPV Group.

C.
Undertaking to purchase an insurance policy covering directors and officers – on March 31, 2024, a decision of the Board of Directors entered into effect (after approval by the Remuneration Committee) in connection with renewal of the Company’s undertaking to purchase an insurance policy covering directors and officers[46], this being in accordance with the provisions of the Companies Regulations (Leniencies in Transactions with Interested Parties), 2000[47] and the provisions of the Company’s remuneration policy[48]. For additional details – see the Company’s Immediate Report dated March 31, 2024 (Reference No.: 2024‑01‑035499).

[46]	Including Side A coverage.
[47]
Regulation 1B(1) and Regulations 1A(1)–1B(5) of the Leniency Regulations with respect to the Company’s CEO and officers that the controlling shareholder could be considered as having a personal interest in their remuneration.

[48]
Regarding the Company’s remuneration policy, including provisions relating insurance of officers’ liability – see Appendix A (including Section 17.1 of the policy) to the Report Summoning the General Meeting published by the Company on June 6, 2021 (Reference No.: 2021‑01‑035761), which is included herein by means of reference.

OPC Energy Ltd.
Report of the Board of Directors
15.	Contributions policy

The Company has a policy for making contributions that places emphasis on activities in the periphery and non-profit organizations that operate in the field of education.

The Group’s expenses in respect of contributions in the period of the report amounted to about NIS 2.3 million.

Set forth below is detail of contributions of more than NIS 50 thousand and indication of the relationship to the recipient of the contribution (in NIS thousands):

Recipient of the	Amount of the	Relationship to the
Contribution	Contribution	Recipient of the Contribution

“Password for Every Student” Society	1,000
“Password for Every Student” also receives contributions from parties related indirectly to the Company’s controlling shareholder (including from the Israel Corporation Group). The Company’s CEO is a representative of the project’s Steering Committee without compensation.

“Rahashei Lev” Society	300
For the sake of good order, it is noted that as the Company was informed, commencing from November 2022, the daughter of Mr. Yosef Tena, an external director of the Company, is employed by the Tel‑Aviv Medical Center in the name of Sorosky.

“Running to Give” Society	120	For the sake of good order, it is noted that a relative of the Company’s CEO serves as Chairman of the Society without compensation.

16.	Material valuations

Acquisition of the Gat power plant transaction

Further to that stated in Note 25E(1) to the annual financial statements, in the period of the report the Company completed the valuation for determination of the fair value of the identified assets and liabilities of the Gat Power Plant and determination of the amount of the goodwill and the manner of allocation thereof to the cash‑generating units, by means of an external independent appraiser (BDO Ziv Haft), without there having been a change in allocation of the acquisition cost compared to December 31, 2023. For details with respect to the valuation – see Section 13A of the Report of the Board of Directors for 2023.

Yair Caspi	Giora Almogy
Chairman of the Board of Directors	CEO

Date: August 18, 2024

OPC Energy Ltd.
Report of the Board of Directors
Appendix A

Additional Information regarding Activities of the Energy Transition Segment in the U.S.

EOX Forecast of Natural Gas and Electricity Prices up to the end of 2024 and for 2025 – 2026

As additional background with respect to the activities of the Energy Transition Segment in the U.S. and in order to assist regarding accessibility to additional available external data, presented below are forecasts of electricity and natural gas prices in the regions in which the power plants of the CPV Group in the Energy Transition segment in the U.S. operate, which were prepared by the EOX Company49 and it is based on future market prices of electricity and natural gas.

The data in the tables below reflect forecasts of the electricity and natural gas prices as received from EOX, where with reference to the forecast of the electricity prices the information was processed by the CPV Group in the following manner:

In the peak hours electricity is sold in the maximum scope;
Sale of the balance of the electricity is made in the off‑peak hours.

The electricity margin appearing in the table below is calculated based on the following formula:

Electricity margin ($/MWh) = the electricity price ($/MWh) – [the gas price ($/MMBTU) X the thermal conversion ratio* (heat rate) (MMBTU/MWh)]

*
Assumption of a thermal conversion ratio (heat rate) of 6.9 MMBTU/MWh for Maryland, Shore and Valley, and a thermal conversion ratio (heat rate) of 6.5 MMBTU/MWh for Three Rivers, Towantic and Fairview.

The data included in this Appendix below is based on forecasts of electricity and gas prices made by EOX – a market consulting company that provides information and data services in the area of the Company’s activities in the U.S. in the Energy Transition area, and it is presented as additional background and in order to assist accessibility to available external data regarding the area of activities. It is clarified and emphasized that in light of the fact these are market forecasts, quite naturally the Company is not able to make (and did not make) an independent examination of the forecasts or the underlying data. It is clarified that there are additional entities that provide similar information services that might provide forecasts that differ from these prices. The Company does not undertake to update data as stated.

In addition, it is emphasized that forecasts are involved regarding which there is no certainty with respect to the accuracy or actual viability thereof. The electricity and natural gas prices (in the market, in general, and of the power plants of the CPV Group, in particular) might be different, even significantly, from that presented as a result of various factors, including, macro‑economic factors, regulatory changes, geopolitical events (including global events) that impact the supply and demand of natural gas and electricity, weather events, events relating to the electricity sector in the U.S. (demand, availability of power plants, operational events, proper functioning of the electricity grid, transmission infrastructures) and/or failures in (problems with) the assumptions and estimates that form the basis of the forecast.

[49]
EOX is a subsidiary of a commodity broker, OTC Global Holdings, which publishes forward prices for the electricity and natural gas markets based on trading data in the futures markets. The futures prices are an objective way of estimating the future expectation with respect to electricity and natural gas prices since they represent transactions with entities operating in these markets involving buying and selling futures contracts at specific prices.

OPC Energy Ltd.
Report of the Board of Directors
Appendix A (Cont.)

Additional Information regarding Activities of the Energy Transition Segment in the U.S.

EOX Forecast of Natural Gas and Electricity Prices until the end of 2024 and for 2025 – 2026

	For the
	six-month
	period	For	For
	July –	the	the
	December	year	year
Power Plant	2024	2025	2026

Fairview
Gas price (Texas Eastern M2, as of 2026: M3)	1.86	2.56	3.51
Electricity price (AEP Dayton (AD))	42.56	44.68	46.70
Electricity margin	30.47	28.02	23.87

Towantic
Gas price (Algoniquin City Gate)	3.62	5.64	5.92
Electricity price (Mass Hub)	54.33	66.92	62.97
Electricity margin	30.81	30.25	24.51

Maryland
Gas price (Transco Zone 5)	2.95	3.99	4.36
Electricity price (PJM West Hub)	48.22	50.81	53.95
Electricity margin	27.86	23.30	23.87

Shore
Gas price (Texas Eastern M3)	2.13	3.16	3.51
Electricity price (PJM West Hub)	48.22	50.81	53.95
Electricity margin	33.51	29.02	29.72

Valley
Gas price (Texas Eastern M3 – 70%, Dominion South Pt – 30%)	2.05	2.96	3.28
Electricity price (New York Zone G)	47.30	56.65	59.97
Electricity margin	33.15	39.21	37.31

Three Rivers
Gas price (Chicago City Gate)	2.52	3.40	3.69
Electricity price (PJM ComEd)	41.47	42.49	43.97
Electricity margin	25.10	20.40	19.97

OPC Energy Ltd.
Report of the Board of Directors
Set forth below is gross (raw) data as included in the forecast of EOX (without processing)

Transco Zn5 Dlvd M2M Fwd	Chicago CG M2M	Texas Eastern M-2 M2M Fwd	Algonqui n CG M2M Fwd	Dominion S Pt M2M Fwd	Texas East ern M-3 M2M Fwd	Mass Hub M2M OPk	Mass Hub M2M Pk	Contract Date
2.93	1.98	1.59	1.77	1.65	1.68	28.14	47.22	01/06/24
3.09	2.11	1.76	2.71	1.77	1.90	39.40	64.77	01/07/24
2.85	2.19	1.72	2.22	1.73	1.86	37.96	58.23	01/08/24
2.62	2.10	1.40	2.14	1.43	1.52	31.58	46.76	01/09/24
2.62	2.10	1.36	1.82	1.40	1.47	32.37	40.50	01/10/24
2.86	2.74	2.05	4.13	2.07	2.25	47.98	56.64	01/11/24
3.67	3.86	2.88	8.69	2.78	3.80	83.31	92.44	01/12/24
5.61	4.73	3.41	13.65	3.06	5.75	120.70	134.51	01/01/25
5.56	4.56	3.34	12.36	3.02	5.09	104.94	117.13	01/02/25
3.70	3.17	2.82	5.30	2.75	2.99	58.46	64.71	01/03/25
3.27	2.80	2.34	3.37	2.34	2.36	42.29	50.81	01/04/25
3.62	2.74	2.15	2.76	2.17	2.29	35.46	43.74	01/05/25
3.50	2.90	2.20	2.91	2.22	2.41	38.80	50.65	01/06/25
3.61	3.06	2.33	3.47	2.35	2.55	48.47	79.24	01/07/25
3.53	3.07	2.27	3.31	2.27	2.57	39.39	63.75	01/08/25
3.20	2.93	2.01	2.55	2.03	2.13	32.98	48.99	01/09/25
3.28	2.91	1.99	2.68	2.01	2.13	36.16	44.69	01/10/25
3.94	3.41	2.54	5.76	2.57	2.89	59.16	71.71	01/11/25
5.02	4.51	3.37	9.58	3.30	4.74	82.29	98.01	01/12/25
6.30	5.36	4.04	14.23	3.65	6.66	116.22	135.760	01/01/26
5.65	5.11	3.82	12.99	3.48	6.04	110.19	117.60	01/02/26
4.60	3.57	3.15	6.11	3.06	3.36	48.27	62.12	01/03/26
3.70	3.03	2.49	3.62	2.49	2.58	37.68	43.76	01/04/26
3.88	2.88	2.29	3.01	2.35	2.47	34.11	40.39	01/05/26
3.85	3.03	2.36	3.12	2.39	2.58	35.59	47.19	01/06/26
4.08	3.24	2.56	3.60	2.56	2.85	44.27	73.68	01/07/26
3.97	3.26	2.46	3.51	2.47	2.81	42.05	66.59	01/08/26
3.52	3.20	2.11	2.90	2.16	2.37	36.67	46.90	01/09/26
3.52	3.20	2.21	3.00	2.18	2.34	39.16	42.11	01/10/26
3.75	3.72	2.77	5.33	2.78	3.06	48.07	60.87	01/11/26
5.47	4.71	3.59	9.60	3.47	5.01	65.22	79.99	01/12/26

OPC Energy Ltd.
Report of the Board of Directors

East NY ZnG M2M OPk	East NY ZnG M2M Pk	PJM ComEd M2MS OPk	PJM ComEd M2MS Pk	AEP- Dayton M2M OPk	AEP- Dayton M2M Pk	PJM West M2M OPk	PJM West M2M Pk	Contract Date
27.49	44.33	18.96	36.27	23.17	39.27	22.53	40.75	01/06/24
36.32	61.63	30.02	59.94	31.12	62.93	32.70	65.84	01/07/24
34.66	56.18	28.63	54.38	30.12	56.54	31.20	60.03	01/08/24
28.61	43.58	22.17	42.41	27.09	46.93	29.22	50.26	01/09/24
28.09	37.08	24.12	37.99	29.86	43.21	31.45	46.09	01/10/24
39.99	48.52	30.35	39.39	36.28	44.12	38.79	47.76	01/11/24
57.51	68.06	33.18	44.04	39.92	48.04	43.62	52.81	01/12/24
91.77	103.16	44.53	57.46	50.25	62.17	57.75	70.05	01/01/25
77.79	92.15	35.18	48.09	40.89	52.19	48.39	60.37	01/02/25
45.37	52.79	30.32	39.43	37.70	44.22	38.26	47.90	01/03/25
37.89	45.80	24.77	36.83	32.66	42.41	33.32	44.79	01/04/25
32.63	41.87	25.79	39.99	31.17	45.37	31.79	48.11	01/05/25
34.43	44.71	24.66	44.71	28.26	48.62	30.32	51.52	01/06/25
41.78	76.31	33.49	66.61	35.49	68.79	37.85	72.60	01/07/25
35.94	56.54	29.43	60.65	31.23	61.72	33.13	64.52	01/08/25
31.92	48.90	25.72	45.69	30.19	51.13	32.35	53.62	01/09/25
33.47	40.94	25.14	39.67	31.10	46.17	34.08	49.43	01/10/25
45.42	58.27	30.35	41.16	36.87	46.70	40.61	50.35	01/11/25
66.90	73.98	33.74	43.11	41.40	49.62	46.85	55.32	01/12/25
94.83	114.87	45.04	58.91	51.26	65.32	60.56	75.14	01/01/26
90.56	95.72	41.09	49.49	46.80	54.54	56.05	64.86	01/02/26
45.31	53.74	29.32	40.54	34.43	45.16	41.01	50.68	01/03/26
36.78	44.16	26.97	38.59	31.58	42.30	34.27	46.98	01/04/26
35.02	43.06	25.70	41.85	29.56	45.87	32.50	50.24	01/05/26
38.30	49.30	28.27	47.54	31.61	51.06	32.37	54.42	01/06/26
49.39	76.44	32.82	69.27	37.98	73.63	40.77	77.35	01/07/26
46.82	70.85	30.58	61.17	35.29	65.43	37.92	69.85	01/08/26
36.82	50.22	26.42	46.85	31.43	53.53	33.92	56.64	01/09/26
38.10	42.57	25.75	40.66	33.89	47.73	36.07	50.89	01/10/26
44.36	55.35	30.33	41.75	38.18	48.62	41.22	52.34	01/11/26
63.76	76.47	35.59	45.62	45.17	53.26	50.55	58.94	01/12/26